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Filed pursuant to
General Instruction II.K. of Form F-9;
File No. 333-137182

PROSPECTUS SUPPLEMENT
(To Prospectus dated September 22, 2006)

US$1,500,000,000
EnCana Corporation US$700,000,000 5.90% Notes due 2017 US$800,000,000 6.50% Notes due 2038

        The notes due 2017 and the notes due 2038 will bear interest at the rate of 5.90% per year and 6.50% per year, respectively. We will pay interest on the 2017 notes on June 1 and December 1 of each year, beginning June 1, 2008 and on the 2038 notes on February 1 and August 1 of each year, beginning August 1, 2008. The 2017 notes and the 2038 notes will mature on December 1, 2017 and February 1, 2038, respectively. We may redeem some or all of the notes, at any time, at the applicable "make-whole" price described in this prospectus supplement. We may also redeem all of the notes, at any time, if certain changes affecting Canadian withholding taxes occur.

        Investing in the notes involves risks. See "Risk Factors" beginning on page 22 of the accompanying prospectus.

        We are permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies.

        Owning the notes may subject you to tax consequences both in the United States and in Canada. This prospectus supplement and the accompanying prospectus may not describe these tax consequences fully. You should read the tax discussion contained in this prospectus supplement.

        Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Canada, most of our officers and directors and some of the experts named in this prospectus supplement and the accompanying prospectus are Canadian residents, and most of our assets or the assets of our directors and officers and the experts are located outside the United States.

        Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per 2017 Note	Total	Per 2038 Note	Total

Public offering price	99.829%	US$698,803,000	99.769%	US$798,152,000

Underwriting commission	0.650%	US$ 4,550,000	0.875%	US$ 7,000,000

Proceeds to EnCana, before expenses	99.179%	US$694,253,000	98.894%	US$791,152,000

        The price of the notes will also include accrued interest, if any, from December 4, 2007 to the date of delivery.

        The underwriters expect to deliver the notes on or about December 4, 2007 through The Depository Trust Company and its direct and indirect participants, including Euroclear Bank S.A./N.V. and Clearstream Banking S.A.

Joint Book-Running Managers

Citi	UBS Investment Bank

Lead Manager

CIBC World Markets

Co-Managers

ABN AMRO Incorporated	Banc of America Securities LLC	BNP PARIBAS
Deutsche Bank Securities	HSBC	Lazard Capital Markets

Barclays Capital	Credit Suisse	Goldman, Sachs & Co.	JPMorgan
Lehman Brothers	Merrill Lynch & Co.	Morgan Stanley	RBC Capital Markets
Scotia Capital		Wachovia Securities

November 28, 2007

IMPORTANT NOTICE ABOUT INFORMATION IN
THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

        This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the notes we are offering and also adds to and updates certain information contained in the accompanying prospectus and the documents incorporated by reference. The second part, the accompanying prospectus dated September 22, 2006, gives more general information, some of which may not apply to the notes we are offering. The accompanying prospectus is referred to as the "prospectus" in this prospectus supplement.

        If the description of the notes varies between this prospectus supplement and the prospectus, you should rely on the information in this prospectus supplement.

        This prospectus supplement is deemed to be incorporated by reference into the prospectus solely for the purposes of the offering of the notes offered hereby. Other documents are also incorporated or deemed to be incorporated by reference into the prospectus. See "Documents Incorporated by Reference" in this prospectus supplement and "Where You Can Find More Information" in the prospectus.

        You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the prospectus, as well as information that we previously filed with the U.S. Securities and Exchange Commission and with the Alberta Securities Commission and incorporated by reference, is accurate as of their respective dates only. Our business, financial condition, results of operations and prospects may have changed since those dates.

        In this prospectus supplement, all capitalized terms used and not otherwise defined herein have the meanings provided in the prospectus. In this prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in United States dollars, references to "$" or "US$" are to United States dollars and references to "C$" are to Canadian dollars. Unless otherwise indicated, all financial information in this prospectus supplement, the prospectus and any document incorporated by reference is determined using generally accepted accounting principles which are in effect from time to time in Canada ("Canadian GAAP"). "U.S. GAAP" means generally accepted accounting principles which are in effect from time to time in the United States. For a discussion of the principal differences between our financial results as calculated under Canadian GAAP and under U.S. GAAP, you should refer to Note 20 of our audited comparative consolidated financial statements for the year ended December 31, 2006, incorporated by reference in the prospectus. Unless otherwise specified or the context otherwise requires, all references in this prospectus supplement and the prospectus to "EnCana", "we", "us" and "our" mean EnCana Corporation and its consolidated subsidiaries and partnerships. In the sections entitled "Summary of the Offering" and "Description of the Notes" in this prospectus supplement and "Description of Debt Securities" in the prospectus, "EnCana", "we", "us" and "our" mean EnCana Corporation, without any of its subsidiaries or partnerships through which it operates.

        This prospectus supplement contains disclosure respecting oil and gas production expressed as "cubic feet of natural gas equivalent" and "barrels of oil equivalent" or "boe". All equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Prospectus
About This Prospectus	2
Where You Can Find More Information	2
Forward-Looking Statements	5
EnCana Corporation	7
Use of Proceeds	7
Description of Debt Securities	7
Risk Factors	22
Certain Income Tax Considerations	23
Plan of Distribution	24
Interest Coverage	24
Legal Matters	25
Experts	25
Documents Filed as Part of the Registration Statement	25
Consent of PricewaterhouseCoopers LLP	26

i

FORWARD-LOOKING STATEMENTS

        Certain statements included in this prospectus supplement, the prospectus and the documents incorporated therein by reference constitute forward-looking statements within the meaning of applicable securities legislation relating to, but not limited to, our operations, anticipated financial performance, business prospects and strategies. Forward-looking statements typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend" or similar words suggesting future outcomes or statements regarding an outlook on oil and gas prices, estimates of future production, reserves and resources, the estimated amounts and timing of capital expenditures, anticipated future debt levels and royalty rates, or other expenditures, beliefs, plans, objectives, assumptions or statements about future events or performance.

        You are cautioned not to place undue reliance on forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predicted outcomes will not occur. These factors include, but are not limited to:

  •
  volatility of and assumptions regarding crude oil and natural gas prices;

  •
  assumptions based upon our current guidance;

  •
  fluctuations in currency and interest rates, product supply and demand;

  •
  market competition;

  •
  risks inherent in North American and foreign oil and natural gas and market optimization operations;

  •
  risks of war, hostilities, civil insurrection and instability affecting countries in which we and our subsidiaries operate and terrorist threats;

  •
  risks inherent in marketing operations, including credit risks;

  •
  imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resources plays and other resources not currently classified as proved reserves;

  •
  our ability to replace and expand oil and natural gas reserves;

  •
  our and ConocoPhillips' ability to successfully manage and operate the integrated North American heavy oil business and the ability of the parties to obtain necessary regulatory approvals;

  •
  refining and marketing margins;

  •
  potential disruption or unexpected technical difficulties in developing new products and manufacturing processes;

  •
  potential failure of new products to achieve acceptance in the market;

  •
  unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities;

  •
  unexpected difficulties in manufacturing, transporting or refining synthetic crude oil;

  •
  risks associated with technology;

  •
  our ability to generate sufficient cash flow from operations to meet current and future obligations;

  •
  our ability to access external sources of debt or equity capital;

  •
  general economic and business conditions;

  •
  our ability to enter into or renew leases;

  •
  the timing and costs of construction of gas storage facilities, wells and pipelines;

  •
  our ability to make capital investments and the amounts of capital investments;

  •
  imprecision in estimating the timing, costs and levels of production and drilling;

  •
  results of exploration, development and drilling;

  •
  imprecision in estimates of future production capacity;

  •
  our ability to secure adequate product transportation;

  •
  uncertainty in the amounts and timing of royalty payments;

  •
  imprecision in estimates of product sales;

  •
  changes in royalty, tax, environmental and other laws or regulations or the interpretations of such laws or regulations;

  •
  risks associated with existing and potential future lawsuits and regulatory actions against us;

  •
  political and economic conditions in the countries in which we and our subsidiaries operate; and

  •
  difficulty in obtaining necessary regulatory approvals.

        We caution that the foregoing list of important factors is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. You should also carefully consider the matters discussed under "Risk Factors" in the prospectus and in certain documents incorporated by reference therein. Except as required by law, we undertake no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise, or the foregoing list of factors affecting this information.

SUMMARY OF THE OFFERING

        The following is a brief summary of some of the terms of this offering. For a more complete description of the terms of the notes, see "Description of the Notes" in this prospectus supplement and "Description of Debt Securities" in the prospectus.

Issuer	EnCana Corporation
Securities Offered	US$700 million aggregate principal amount of 5.90% notes due 2017. US$800 million aggregate principal amount of 6.50% notes due 2038.
Maturity Date	December 1, 2017 for the 5.90% notes due 2017. February 1, 2038 for the 6.50% notes due 2038.
Interest Payment Dates	June 1 and December 1 of each year, beginning June 1, 2008 for the 5.90% notes due 2017. February 1 and August 1 of each year, beginning August 1, 2008 for the 6.50% notes due 2038.
Ranking
The notes will be our direct, unsecured and unsubordinated obligations and will rank equally with all of our existing and future unsecured and unsubordinated debt. We conduct a substantial portion of our business through our corporate and partnership subsidiaries. The notes will be structurally subordinate to all existing and future indebtedness and liabilities of any of our corporate and partnership subsidiaries. See "Description of the Notes—Ranking and Other Indebtedness" in this prospectus supplement and "Description of Debt Securities—Ranking and Other Indebtedness" in the prospectus. As at September 30, 2007, our corporate and partnership subsidiaries had approximately $1.0 billion of long-term debt outstanding to third parties. In addition, in connection with the formation of our integrated oilsands business with ConocoPhillips in early 2007, one of our partnership subsidiaries owes, as at September 30, 2007, approximately $7.0 billion of partnership contribution payable to an entity that we and ConocoPhillips own equally.
Optional Redemption
We may redeem the 2017 notes or the 2038 notes, in whole or in part, at any time, at the applicable "make-whole" price described in this prospectus supplement. See "Description of the Notes—Optional Redemption" in this prospectus supplement.

We may also redeem all of the 2017 notes or all of the 2038 notes in whole, but not in part, at the redemption price described in the prospectus at any time in the event certain changes affecting Canadian withholding taxes occur. See "Description of Debt Securities—Tax Redemption" in the prospectus.
Sinking Fund	None.

Certain Covenants	The indenture pursuant to which the notes will be issued will contain certain covenants that, among other things, limit:
• the ability of EnCana Corporation and its restricted subsidiaries to create liens; and

• the ability of EnCana Corporation (exclusive of its corporate and partnership subsidiaries) to merge, amalgamate or consolidate with, or sell all or substantially all of its assets to, any other person.

See "Description of Debt Securities—Covenants" in the prospectus. These covenants are subject to important exceptions and qualifications which are described under the caption "Description of Debt Securities" in the prospectus.
Use of Proceeds
The net proceeds to us from this offering will be approximately $1,484 million, after deducting the underwriting commission and after deducting the estimated expenses of the offering of $1.2 million. The net proceeds will be used to repay a portion of the credit facilities used to complete the East Texas Acquisition discussed under "Recent Developments". See "Use of Proceeds" in this prospectus supplement.
Additional Amounts
Any payments made by us with respect to the notes will be made without withholding or deduction for Canadian taxes unless required to be withheld or deducted by law or by the interpretation or administration thereof. If we are so required to withhold or deduct for Canadian taxes with respect to a payment to the holders of notes, subject to certain limitations, we will pay the additional amount necessary so that the net amount received by the holders of notes after such withholding or deduction is not less than the amount that such holders would have received in the absence of the withholding or deduction. See "Description of Debt Securities—Payment of Additional Amounts" in the prospectus.
Form
The notes will be represented by fully registered global notes deposited in book-entry form with, or on behalf of, The Depository Trust Company, and registered in the name of its nominee. See "Description of the Notes—Book-Entry System" in this prospectus supplement. Except as described under "Description of the Notes" in this prospectus supplement and "Description of Debt Securities" in the prospectus, notes in certificated form will not be issued.
Ratings
The notes have been assigned a rating of "A-" by Standard & Poor's Ratings Services ("S&P"), a rating of "Baa2" by Moody's Investors Service ("Moody's") and a rating of "A (low)" by DBRS Limited ("DBRS"). The rating of Moody's has a positive outlook, which is an opinion regarding the likely direction of the rating over the medium term. See "Credit Ratings" in this prospectus supplement.
Governing Law	The notes and the indenture governing the notes will be governed by the laws of the State of New York.

ENCANA CORPORATION

        We are one of North America's leading natural gas producers, are among the largest holders of natural gas and oil resource lands onshore North America and are a technical and cost leader in the in-situ recovery of oilsands bitumen. Our other operations include the transportation and marketing of crude oil, natural gas and natural gas liquids, as well as the refining of crude oil and the marketing of refined petroleum products. We pursue profitable growth from our portfolio of long-life resource plays situated in Canada and the United States. We are also engaged in select exploration activities internationally.

        We continually pursue opportunities to develop and expand our business, which may include significant corporate or asset acquisitions. We may finance such acquisitions with debt or equity, or a combination of both.

RECENT DEVELOPMENTS

East Texas Acquisition

        On November 20, 2007, a subsidiary of ours acquired all of the Deep Bossier natural gas and land interests in east Texas of the privately-owned Leor Energy group for approximately $2.55 billion (the "East Texas Acquisition"). The net proceeds received by us from the sale of the notes will be used to repay a portion of the credit facilities used to complete the acquisition.

        The acquired interests consist of a total of approximately 56,300 net acres and include a 50% interest in the Amoruso Field, already 50% owned and operated by us. The acquisition includes daily production from the Amoruso Field of approximately 75 million net cubic feet per day. The acquisition strengthens our holdings in a key resource play and provides near and longer term growth potential. When combined with our existing Deep Bossier interests, we estimate that we will have a total of approximately 370 potential drilling locations in the area.

USE OF PROCEEDS

        The net proceeds to us from this offering will be approximately $1,484 million, after deducting the underwriting commission and after deducting the estimated expenses payable by us of approximately $1.2 million. The net proceeds received by us from the sale of the notes will be used to repay a portion of the credit facilities used to complete the East Texas Acquisition. Any net proceeds that are not applied immediately to the repayment of the credit facilities will be invested in short-term marketable securities, used to repay commercial paper, or both.

SELECTED FINANCIAL AND OPERATING INFORMATION

Selected Financial Information

        The following table sets forth selected financial information as at and for the year ended December 31, 2006 and as at and for the nine months ended September 30, 2007, and is presented in U.S. dollars.

        In the opinion of management, the unaudited comparative interim consolidated financial statements present fairly, in accordance with Canadian GAAP, the financial information for such period. Our historical results are not necessarily indicative of the results that may be expected for any future period.

        You should read the selected financial information in conjunction with our historical consolidated financial statements and "Management's Discussion and Analysis" incorporated by reference in the prospectus.

	Year Ended December 31, 2006	Nine Months Ended September 30, 2007
		(unaudited)
Statement of Earnings (in millions):
Revenues, net of royalties	$16,399	$15,645
Expenses
Production and mineral taxes	349	228
Transportation and selling	1,070	732
Operating	1,655	1,646
Purchased product	2,862	5,879
Depreciation, depletion and amortization	3,112	2,730
Administrative	271	263
Interest, net	396	297
Accretion of asset retirement obligation	50	46
Foreign exchange loss, net	14	69
(Gain) on divestitures	(323)	(87)
Income tax expense	1,892	965

Net earnings from continuing operations	5,051	2,877
Net earnings from discontinued operations	601	—

Net earnings	$5,652	$2,877

Statement of Cash Flows (in millions):
Cash from operating activities	$7,973	$6,277
Capital expenditures	(6,600)	(4,329)
Other Financial Data (in millions):
EBITDA(1)	$10,192	$6,897
	December 31, 2006	September 30, 2007
		(unaudited)
Balance Sheet (in millions):
Working capital (deficit)	$11	$(1,237)
Total assets	35,106	43,462
Long-term debt	6,577	6,246
Shareholders' equity	17,466	19,840

    (1)
    EBITDA represents Net earnings before Net earnings from discontinued operations, Income tax expense (recovery), Gain on divestitures, Foreign exchange (gain) loss, net, Accretion of asset retirement obligation, Interest, net and Depreciation, depletion and amortization. EBITDA is not a measure that has any standardized meaning prescribed by Canadian GAAP and is considered a non-GAAP measure. Therefore, this measure may not be comparable to similar measures presented by other issuers. EBITDA is presented in order to provide additional information regarding our liquidity and our ability to generate funds to finance our operations. EBITDA should not be considered an alternative to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with Canadian GAAP.

    The following table provides a reconciliation of EBITDA from Net earnings (in millions):

	Year Ended December 31, 2006	Nine Months Ended September 30, 2007
		(unaudited)
Net earnings	$5,652	$2,877
Subtract:
Net earnings from discontinued operations	601	—
Add:
Income tax expense (recovery)	1,892	965
(Gain) on divestitures	(323)	(87)
Foreign exchange (gain) loss, net	14	69
Accretion of asset retirement obligation	50	46
Interest, net	396	297
Depreciation, depletion and amortization	3,112	2,730

EBITDA	$10,192	$6,897

Selected Operating Information

        The following table sets forth selected operating information for the year ended December 31, 2006 and for the nine months ended September 30, 2007. For the purposes of the following information, "bbls/d" means barrels per day, "mmcf/d" means millions of cubic feet per day and "mmcfe/d" means millions of cubic feet equivalent per day. Crude oil and natural gas liquids volumes have been converted to millions of cubic feet equivalent on the basis of six thousand cubic feet of natural gas to one barrel of oil.

	Year Ended December 31, 2006(1)	Nine Months Ended September 30, 2007
Production, after royalties
Continuing Operations:
Produced gas (mmcf/d)	3,367	3,513
Oil and NGLs (bbls/d)	157,273	133,485

Total Continuing Operations (mmcfe/d)	4,311	4,314

Discontinued Operations:
Ecuador Oil and NGLs (bbls/d)	11,996	—

Total Discontinued Operations (mmcfe/d)	72	—

Total (mmcfe/d)	4,383	4,314

    (1)
    Effective January 1, 2007, we began reporting operating information on a production basis. Prior period information has been restated to reflect this basis of presentation. The difference in reporting basis is not material.

CONSOLIDATED CAPITALIZATION

        The following table is presented in U.S. dollars and summarizes our consolidated capitalization as at September 30, 2007, both actual and as adjusted to give effect to the issuance of the notes and the incurrence of an additional $2,350 million of long-term debt under our existing credit facilities and an acquisition facility to finance the East Texas Acquisition and the repayment of $1,484 million of such indebtedness from the net proceeds of this offering. You should read this table together with our unaudited comparative interim consolidated financial statements as at and for the nine months ended September 30, 2007 which are incorporated by reference in the prospectus.

	As at September 30, 2007
	Actual	As Adjusted
	(in millions) (unaudited)
Long-Term Debt(1)
Revolving credit and term loan borrowings(2)(3)	$897	$1,763
Unsecured notes and debentures—Canadian (C$500)(3)	502	502
Unsecured notes and debentures—U.S.	4,850	4,850
Increase in value of debt acquired	66	66
Debt discounts and financing costs	(69)	(85)
Notes offered hereby	—	1,500

Total long-term debt	6,246	8,596

Shareholders' Equity
Share capital(4)(5)	4,457	4,457
Paid in surplus	60	60
Retained earnings	12,150	12,150
Accumulated other comprehensive income	3,173	3,173

Total shareholders' equity	19,840	19,840

Total Capitalization	$26,086	$28,436

    (1)
    Excludes current portion of long-term debt.

    (2)
    We and our subsidiaries have two revolving credit and term loan facilities in place totaling approximately C$5.1 billion (US$5.1 billion) at September 30, 2007. One of the facilities totaling C$4.5 billion (US$4.5 billion) is fully revolving for a period of five years from October 2007 with provision for annual extensions at the option of the lenders and notice from us. The other facility, for one of our subsidiaries, totaling US$600 million (C$602 million) is fully revolving for a period of five years from December 2006 with provisions for annual extensions at the option of the lenders and notice from us. Revolving and long-term borrowings include bankers acceptance and commercial paper indebtedness of $0.9 billion as of September 30, 2007. We also have a $2 billion acquisition facility which is fully revolving for a period of two years and has terms consistent in all material respects with the C$4.5 billion credit facility.

    (3)
    Canadian dollar denominated debt has been converted to U.S. dollar amounts using the exchange rate of C$1.00 equals US$1.0037 at September 30, 2007.

    (4)
    An unlimited number of common shares are authorized. At September 30, 2007, there were approximately 749.5 million common shares outstanding.

    (5)
    We have option plans which permit common shares to be reserved for issuance pursuant to options granted to our directors and employees. At September 30, 2007, options to purchase approximately 4.1 million common shares were outstanding, all of which were then exercisable, at exercise prices ranging from C$11.00 to C$25.99 per common share.

CREDIT RATINGS

        The notes have been assigned a rating of "A-" by S&P, a rating of "Baa2" by Moody's and a rating of "A (low)" by DBRS. The rating by Moody's has a positive outlook, which is an opinion regarding the likely direction of the rating over the medium term.

        S&P's long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of A- by S&P is within the third highest of ten categories and indicates that the obligor has strong capacity to meet its financial commitments but is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligors in higher-rated categories. The addition of a plus (+) or minus (-) designation after a rating indicates the relative standing within a particular rating category.

        Moody's long-term credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. A rating of Baa2 by Moody's is within the fourth highest of nine categories and is assigned to debt securities which are considered medium-grade obligations (i.e., they are subject to moderate credit risk). Such debt securities may possess certain speculative characteristics. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

        DBRS' long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of A (low) by DBRS is within the third highest of ten categories and is assigned to debt securities considered to be of satisfactory credit quality. Protection of interest and principal is still substantial, but the degree of strength is less than with AA rated entities. While a respectable rating, entities in the A category are considered to be more susceptible to adverse economic conditions and have greater cyclical tendencies than higher rated securities. The assignment of a "(high)" or "(low)" modifier within each rating category indicates relative standing within such category.

        Credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities. The credit ratings accorded to the notes by the rating agencies are not recommendations to purchase, hold or sell the notes inasmuch as such ratings do not comment as to market price or suitability for a particular investor. Any rating may not remain in effect for any given period of time or may be revised or withdrawn entirely by a rating agency in the future if in its judgement circumstances so warrant, and if any such rating is so revised or withdrawn, we are under no obligation to update this prospectus supplement.

INTEREST COVERAGE

        The following sets forth interest coverage ratios calculated for the twelve month period ended December 31, 2006 based on audited financial information and for the twelve month period ended September 30, 2007 based on unaudited financial information. The interest coverage ratios set out below have been prepared and included in this prospectus supplement in accordance with Canadian disclosure requirements. The interest coverage ratios set out below do not purport to be indicative of interest coverage ratios for any future periods. In calculating the ratios, the interest expense on long-term debt has been adjusted to give effect to the issuance of the notes, the incurrence of an additional $2,350 million of long-term debt to finance the East Texas Acquisition, the issuance of C$500 million of 4.30% notes due 2012 on March 12, 2007, the issuance of $500 million of 6.625% notes due 2037 on August 13, 2007 and the repayment of $1,484 million of long-term debt used to finance the East Texas Acquisition from the net proceeds of this offering. Adjustments for normal course issuances and repayments of long-term debt subsequent to December 31, 2006 would not materially affect the ratios. For further information regarding interest coverage, reference is made to "Interest Coverage" in the prospectus.

	December 31, 2006	September 30, 2007
Interest coverage on long-term debt:
Net earnings	15.6 times	9.3 times
Cash flow	16.8 times	17.2 times

        Interest coverage on long-term debt on a net earnings basis is equal to net earnings before interest on long-term debt and income taxes divided by interest expense on long-term debt. Interest coverage on long-term debt on a cash flow basis is equal to cash flow before interest expense on long-term debt and cash income taxes divided by interest expense on long-term debt. For purposes of calculating the interest coverage ratios set forth herein, long-term debt includes the current portion of long-term debt and amounts with respect to notes issued hereunder.

DESCRIPTION OF THE NOTES

        The following description of the terms of the notes (referred to in the prospectus as the "debt securities") supplements, and to the extent inconsistent therewith replaces, the description set forth under "Description of Debt Securities" in the prospectus and should be read in conjunction with such description. Capitalized terms used but not defined in this prospectus supplement have the meanings ascribed to them in the prospectus. In this section only, "we", "us", "our" or "EnCana" refer to EnCana Corporation without any of its subsidiaries or partnerships through which it operates.

General

        Payment of the principal, premium, if any, and interest on the notes will be made in United States dollars.

        The 2017 notes initially will be issued in an aggregate principal amount of $700 million and the 2038 notes initially will be issued in an aggregate principal amount of $800 million. The 2017 notes will mature on December 1, 2017 and the 2038 notes will mature on February 1, 2038. The 2017 notes will bear interest at the rate of 5.90% per year and the 2038 notes will bear interest at the rate of 6.50% per year. Interest will be payable on the 2017 notes from December 4, 2007 or from the most recent date to which interest has been paid or provided for, payable semi-annually on June 1 and December 1 of each year, commencing June 1, 2008, to the persons in whose names the notes are registered at the close of business on the preceding May 15 or November 15, respectively. Interest will be payable on the 2038 notes from December 4, 2007 or from the most recent date to which interest has been paid or provided for, payable semi-annually on February 1 and August 1 of each year, commencing August 1,

2008, to the persons in whose names the notes are registered at the close of business on the preceding January 15 or July 15, respectively. The notes will be sold in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

        We may from time to time without notice to, or the consent of, the holders of the notes, create and issue additional notes under the Indenture. Unless otherwise set forth in a prospectus supplement, such additional notes will rank equally and have the same terms as the 2017 notes or the 2038 notes offered hereby in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the new notes, or except for the first payments of interest following the issue date of the new notes) so that the new notes may be consolidated and form a single series with the 2017 notes or the 2038 notes, as applicable, and have the same terms as to status, redemption and otherwise as the 2017 notes or the 2038 notes, as applicable. In the event that additional notes are issued, we will prepare a new prospectus supplement.

        The notes will not be entitled to the benefits of any sinking fund. We may issue debt securities and incur additional indebtedness other than through the offering of notes pursuant to this prospectus supplement.

        The provisions of the Indenture relating to the payment of Additional Amounts in respect of Canadian withholding taxes in certain circumstances (described under the caption "Description of Debt Securities—Additional Amounts" in the prospectus) and the provisions of the Indenture relating to the redemption of notes in the event of specified changes in Canadian withholding tax law on or after the date of this prospectus supplement (described under the caption "Description of Debt Securities—Tax Redemption" in the prospectus) will apply to the notes.

Ranking and Other Indebtedness

        The notes will be our direct unsecured obligations and will rank equally and ratably with all of our other unsubordinated and unsecured indebtedness. The notes will be structurally subordinate to all existing and future indebtedness and liabilities of any of our corporate and partnership subsidiaries. We conduct a substantial portion of our operations through our corporate and partnership subsidiaries. As at September 30, 2007, our corporate and partnership subsidiaries had approximately $1.0 billion of long-term debt outstanding to third parties. In addition, in connection with the formation of our integrated oilsands business with ConocoPhillips in early 2007, one of our partnership subsidiaries owes, as at September 30, 2007, approximately $7.0 billion of partnership contribution payable to an entity that we and ConocoPhillips own equally.

Optional Redemption

        The notes will be redeemable, in whole or in part, at our option at any time at a redemption price equal to the greater of:

  •
  100% of the principal amount of the notes to be redeemed, and

  •
  the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined below) plus 30 basis points in the case of the 2017 notes and plus 35 basis points in the case of the 2038 notes, in either case, plus accrued interest thereon to the date of redemption.

        "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

        "Comparable Treasury Issue" means the United States Treasury security or securities selected by the Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

        "Comparable Treasury Price" means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (B) if fewer than four such Reference Treasury Dealer Quotations are obtained, the average of all such quotations.

        "Independent Investment Banker" means one of the Reference Treasury Dealers, which is appointed by the Trustee after consultation with us.

        "Reference Treasury Dealers" means each of Citigroup Global Markets Inc. and UBS Securities LLC or their affiliates, plus three others which are primary U.S. Government securities dealers and their respective successors; provided, however, that if any of the foregoing or their affiliates shall cease to be a primary U.S. Government securities dealer in the United States (a "Primary Treasury Dealer"), we shall substitute for it another Primary Treasury Dealer.

        "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Reference Treasury Dealer, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted by such Reference Treasury Dealers at 3:30 p.m. New York Time on the third business day preceding such redemption date.

        Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed.

        Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or the portions of the notes called for redemption.

        In the case of a partial redemption of notes, selection of such notes for redemption will be made pro rata, by lot or such other method as the Trustee in its sole discretion deems appropriate and just. If any note is redeemed in part, the notice of redemption relating to such note shall state the portion of the principal amount thereof to be redeemed; provided that no note in an aggregate principal amount of $2,000 or less shall be redeemed in part. A replacement note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original note.

Book-Entry System

        The Depository Trust Company (hereinafter referred to as the "Depositary") will act as securities depository for the notes. The notes will be issued as fully registered notes registered in the name of Cede & Co. (the Depositary's nominee). One or more fully registered global notes (hereinafter referred to as the "global notes") will be issued for the notes, in the aggregate principal amount of the issue, and will be deposited with the Depositary. The provisions set forth under "Description of Debt Securities—Global Securities" in the prospectus will be applicable to the notes.

        The following is based on information furnished by the Depositary:

        The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the United States Securities Exchange Act of 1934 (the "Exchange Act"). The Depositary also facilitates the settlement among participants of notes transactions, such as transfers and pledges, in deposited notes through electronic computerized book-entry charges in participants' accounts, thereby eliminating the need for physical movement of notes certificates. Direct participants include:

  •
  securities brokers and dealers;

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  banks;

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  trust companies;

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  depositories for Euroclear and Clearstream;

  •
  clearing corporations; and

  •
  certain other organizations.

        The Depositary is owned by a number of its direct participants and by The New York Stock Exchange, Inc., the American Stock Exchange, LLC, and the Financial Industry Regulatory Authority. Access to the Depositary's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly, in the case of "indirect participants". The rules applicable to the Depositary and its participants are on file with the SEC.

        Purchases of notes under the Depositary's system must be made by or through direct participants, which will receive a credit for the notes on the Depositary's records. The ownership interest of each actual purchaser of notes, a "beneficial owner", represented by the global notes is in turn to be recorded on the direct and indirect participant's records. Beneficial owners will not receive written confirmation from the Depositary of their purchases but beneficial owners are expected to receive written confirmation providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owners entered into the transaction. Transfers of ownership interest in the global notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners of the global notes will not receive notes in definitive form representing their ownership interests, except in the event that use of the book-entry system for the notes is discontinued or upon the occurrence of certain other events described in this prospectus supplement.

        To facilitate subsequent transfers, the global notes which are deposited with the Depositary are registered in the name of the Depositary's nominee, Cede & Co. The deposit of the global notes with the Depositary and its registration in the name of Cede & Co. effect no change in beneficial ownership. The Depositary has no knowledge of the actual beneficial owners of the global notes. The Depositary's records reflect only the identity of the direct participants to whose accounts the notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

        Conveyance of notices and other communications by the Depositary to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

        Neither the Depositary nor Cede & Co. will consent or vote with respect to the global notes. Under its usual procedures, the Depositary mails an "omnibus proxy" to us as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants whose accounts the notes are credited on the applicable record date (identified in a listing attached to the omnibus proxy).

        Principal and interest payments on the global notes will be made to the Depositary. The Depositary's practice is, upon receipt of funds, to credit direct participants' accounts on the applicable payment date in accordance with their respective holdings shown on the Depositary's records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with notes held for the account of customers in bearer form or registered in "street name", and will be the responsibility of the participant and not of the Depositary, the Trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to the Depositary is the responsibility of us or the Trustee, disbursement of these payments to direct participants shall be the responsibility of the Depositary, and disbursement of these payments to the beneficial owners shall be the responsibility of direct and indirect participants. Neither we nor the Trustee will have any responsibility or liability for disbursements of payments in respect of ownership interest in the notes by the Depositary or the direct or indirect participants or for maintaining or reviewing any records of the Depositary or the direct or indirect participants relating to ownership interests in the notes or the disbursement of payments in respect of the notes.

        The information in this section concerning the Depositary and the Depositary's system has been obtained from sources that we believe to be reliable, but is subject to any changes to the arrangements between us and the Depositary and any changes to these procedures that may be instituted unilaterally by the Depositary.

Certificated Notes

        The Depositary may discontinue providing its services as depository with respect to the notes at any time by giving reasonable notice to us and the Trustee. Under these circumstances, and in the event that a successor depository is not appointed, notes in certificated form are required to be printed and delivered. We may decide to discontinue use of the system of book-entry transfers through the Depositary (or a successor depository). In that event, notes in certificated form will be printed and delivered. If at any time the Depositary ceases to be a clearing agency registered under the Exchange Act and a successor depository is not appointed by us within 90 days or if there shall have occurred and be continuing an Event of Default under the Indenture with respect to the notes and the Trustee has received a request from a beneficial holder of outstanding notes to issue notes in certificated form to such holder, we will issue individual notes in certificated form in exchange for the global notes.

CERTAIN INCOME TAX CONSIDERATIONS

        The following summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any prospective investor and no representation with respect to the tax consequences to any particular investor is made. Accordingly, prospective investors should consult with their own tax advisors for advice with respect to the income tax consequences to them of purchasing, holding or disposing of the notes having regard to their own particular circumstances, including any consequences of an investment in the notes arising under state, provincial or local tax laws in the United States or Canada or tax laws of jurisdictions outside the United States or Canada.

Certain Canadian Federal Income Tax Considerations

        The following summary describes the principal Canadian federal income tax considerations generally applicable to you as a consequence of acquiring, holding and disposing of notes; provided that you, at all relevant times, for the purposes of the Income Tax Act (Canada) (the "Tax Act") deal with EnCana at arm's length, are not, and are not deemed to be, a resident of Canada, do not use or hold and are not deemed by the provisions of the Tax Act to use or hold the notes in the course of carrying on a business in Canada and, where you carry on an insurance business in Canada and elsewhere, you establish that the notes are neither "designated insurance property" (as defined in the Tax Act and the regulations thereunder (the "Regulations")) nor effectively connected with the insurance business you carry on in Canada.

        This summary is based upon the current provisions of the Tax Act and the Regulations, all specific proposals to amend such provisions publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, and an understanding of the current published administrative practices of the Canada Revenue Agency. This summary is not exhaustive of all possible Canadian federal income tax consequences, and except as noted above does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, and does not take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from the federal income tax considerations.

        Under the Tax Act, you will not be subject to Canadian withholding tax in respect of any amounts paid or credited by EnCana to you as, on account of, in lieu of, or in satisfaction of interest on the notes. There are no other Canadian taxes on income or capital gains payable under the Tax Act in respect of the holding, redemption or disposition of the notes or the receipt of interest on the notes by you from EnCana.

Certain U.S. Federal Income Tax Considerations

        The following summary describes certain U.S. federal income tax consequences that may be relevant to the purchase, ownership and disposition of notes by persons who purchase notes in this offering at the issue price set forth on the cover of this prospectus supplement and who hold the notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their particular circumstances nor does it deal with persons that are subject to special tax rules, such as dealers in securities or currencies, financial institutions, insurance companies, tax-exempt organizations, persons holding the notes as a part of a straddle, hedge, or conversion transaction or a synthetic security or other integrated transaction, U.S. Holders whose "functional currency" is not the U.S. dollar, and holders who are not U.S. Holders (as defined below). This discussion does not cover any state, local, or foreign tax consequences. The discussion is based upon the provisions of the Code and United States Treasury regulations, rulings and judicial decisions under the Code, all as currently in effect as of the date of this prospectus supplement, and those authorities may be repealed, revoked or modified (possibly with retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below. There can be no assurance that the Internal Revenue Service (the "IRS") will take a similar view as to any of the tax consequences described in this summary.

        PERSONS CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE OR OF ANY LOCAL OR FOREIGN TAXING JURISDICTION.

        As used in this section, the term "U.S. Holder" means a beneficial owner of a note that is (i) a citizen or resident of the United States for U.S. federal income tax purposes, (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof or therein, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust (A) which is subject to the supervision of a court within the United States and the control of a United States person or (B) that was in existence on August 20, 1996, was treated as a United States person under the Code on the previous day, and validly elected to continue to be so treated under applicable United States Treasury regulations.

        If a partnership holds a note, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. A partner of a partnership holding a note should consult its own tax advisors.

Payments of Interest

        Interest on a note will generally be includable by a U.S. Holder as ordinary income at the time the interest is paid or accrued, depending on the U.S. Holder's method of accounting for U.S. federal income tax purposes. In addition to interest on the notes, a U.S. Holder would be required to include as income any Canadian withholding taxes and any additional amounts we may pay as a result of the imposition of Canadian withholding taxes. As a result, a U.S. Holder may be required to include more amounts in gross income than the amount of cash it actually receives. A U.S. Holder may be entitled to deduct or credit foreign withheld tax, subject to applicable limitations in the Code. For U.S. foreign tax credit purposes, interest income on a note generally will constitute foreign source income and be considered "passive category income". The rules governing the U.S. foreign tax credit are complex and investors are urged to consult their tax advisors regarding the availability of the credit under their particular circumstances.

Original Issue Discount

        It is not expected that the notes will be issued with original issue discount ("OID"). If, however, the notes were issued with more than a de minimis amount of OID, then such OID would be treated for U.S. federal income tax purposes as accruing over the notes' term on a constant yield basis as interest income of the U.S. Holders. A U.S. Holder's adjusted tax basis in a note would be increased by the amount of any OID included in its gross income. In compliance with United States Treasury regulations, if we determine that the notes have OID, we will provide certain information to the IRS and/or U.S. Holders that is relevant to determining the amount of OID in each accrual period.

Sale, Exchange or Retirement of the Notes

        Upon the sale, exchange or retirement of a note, a U.S. Holder generally will recognize a taxable gain or loss equal to the difference between the amount realized on such sale, exchange, or retirement (reduced by any amounts attributable to accrued but unpaid interest, which will be taxable as ordinary income) and the U.S. Holder's adjusted tax basis in the note. Such gain or loss generally will constitute a long-term capital gain or loss if the note was held by such U.S. Holder for more than one year and otherwise will be short-term capital gain or loss. Under current law, capital gains of certain non-corporate taxpayers (including individuals) are taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations. In the case of a U.S. Holder who is a United States resident (as defined in Section 865 of the Code), any such gain or loss will be treated as U.S. source, unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met.

Backup Withholding and Information Reporting

        In general, information reporting requirements will apply to payments of principal and interest on a note and payments of the proceeds of sale to U.S. Holders other than certain exempt recipients (such as corporations). In addition, a backup withholding tax may apply to such payments if such a U.S. Holder fails to provide an accurate taxpayer identification number or otherwise fails to comply with applicable requirements of the backup withholding rules. Any amounts withheld under those rules will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability and may entitle the U.S. Holder to a refund to the extent they exceed such liability, provided the required information is furnished to the IRS in a timely manner. A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

UNDERWRITING

        We intend to offer the notes through the underwriters. Citigroup Global Markets Inc. and UBS Securities LLC are acting as joint book-running managers and as representatives of the underwriters named below. Subject to the terms and conditions contained in an underwriting agreement between us and the underwriters, we have agreed to sell to the underwriters and the underwriters severally have agreed to purchase from us, the principal amount of the notes listed opposite their names below.

Underwriter	Principal Amount of 2017 Notes	Principal Amount of 2038 Notes
Citigroup Global Markets Inc.	$175,000,000	$186,800,000
UBS Securities LLC	175,000,000	186,800,000
CIBC World Markets Corp.	56,000,000	64,000,000
ABN AMRO Incorporated	28,000,000	32,000,000
Banc of America Securities LLC	28,000,000	32,000,000
BNP Paribas Securities Corp.	28,000,000	32,000,000
Deutsche Bank Securities Inc.	28,000,000	32,000,000
HSBC Securities (USA) Inc.	28,000,000	32,000,000
Lazard Capital Markets LLC	28,000,000	32,000,000
Barclays Capital Inc.	14,000,000	16,000,000
Credit Suisse Securities (USA) LLC	14,000,000	16,000,000
Goldman, Sachs & Co.	14,000,000	16,000,000
J.P. Morgan Securities Inc.	14,000,000	16,000,000
Lehman Brothers Inc.	14,000,000	16,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	—	26,400,000
Morgan Stanley & Co. Incorporated	14,000,000	16,000,000
RBC Capital Markets Corporation	14,000,000	16,000,000
Scotia Capital (USA) Inc.	14,000,000	16,000,000
Wachovia Capital Markets, LLC	14,000,000	16,000,000

Total	$700,000,000	$800,000,000

        Lazard Capital Markets LLC has entered into an agreement with Mitsubishi UFJ Securities (USA), Inc. ("MUS (USA)") pursuant to which MUS (USA) provides certain advisory and/or other services to Lazard Capital Markets LLC, including in respect of this offering. In return for the provision of such services by MUS (USA) to Lazard Capital Markets LLC, Lazard Capital Markets LLC will pay to MUS (USA) a mutually agreed-upon fee.

        In the underwriting agreement, the several underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the notes offered hereby if any of the notes are purchased. In the event of default by an underwriter, the underwriting agreement provides that, in certain circumstances, purchase commitments of the non-defaulting underwriters may be increased or the purchase agreement may be terminated. The obligations of the underwriters under the underwriting agreement may also be terminated upon the occurrence of certain stated events.

        We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

        The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

        The notes will not be qualified for sale under the securities laws of Canada or any province or territory of Canada and may not be offered or sold, directly or indirectly, in Canada or to residents of Canada in contravention of the securities laws of any province or territory in Canada. Each underwriter has agreed that it will not, directly or indirectly, offer, sell or deliver any notes purchased by it, in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada, and that any selling agreement or similar agreement with respect to the notes will require each dealer or other party thereto to make an agreement to the same effect.

        The representatives have advised us that the underwriters propose initially to offer the notes to the public at the public offering price set forth on the cover of this prospectus supplement and to certain dealers at that price less a concession not to exceed 0.40% of the principal amount of the 2017 notes and 0.50% of the principal amount of the 2038 notes. The underwriters may allow, and such dealers may reallow, a discount not to exceed 0.25% of the principal amount of the 2017 notes and the 2038 notes, respectively, on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed by the underwriters.

        The expenses of the offering, not including the underwriting commission, are estimated to be $1.2 million and are payable by us.

        We have agreed not to, prior to the closing of this offering, directly or indirectly, offer, sell, contract to sell or otherwise dispose of any debt securities which mature more than one year after the closing of this offering and which are substantially similar to the notes, without first obtaining the prior written consent of the representatives of the underwriters.

        The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

        It is expected that delivery of the notes will be made against payment therefor on or about the date specified in the last paragraph of the cover page of this prospectus supplement, which will be the fourth business day following the date of pricing of the notes (such settlement being herein referred to as "T+4"). Under SEC Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or within the next two succeeding business days will be required, by virtue of the fact that the notes initially will settle T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date of pricing or within the next two succeeding business days should consult their own advisor.

        Certain of the underwriters and/or their affiliates have performed certain investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Also, certain of the underwriters are affiliates of banks which are lenders to us and to which we are currently indebted. As a consequence of their participation in the offering, the underwriters affiliated with such banks will be entitled to share in the underwriting commission relating to the offering of the notes. The decision to distribute the notes hereunder and the determination of the terms of this offering were made through negotiations between us and the underwriters. Although the banks did not have any involvement in such decision or determination, a portion of the proceeds of the offering is expected to be used by us to repay indebtedness to such banks. See "Use of Proceeds". As a result, one or more of such banks may receive more than 10% of the net proceeds from the offering of the notes in the form of the repayment of such indebtedness. Accordingly, the offering of the notes is being made pursuant to Rule 2710(h) of the Conduct Rules of the National Association of Securities Dealers, Inc. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of securities rated BBB or better by S&P's rating service or Baa or better by Moody's rating service.

        In connection with the offering, the underwriters may purchase and sell the notes in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

        Short sales involve the sale by the underwriters of a greater principal amount of the notes than they are required to purchase in the offering. The underwriters may close out any short position by purchasing the notes in the open market. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market prior to the completion of the offering.

        Stabilizing transactions consist of various bids for or purchases of the notes made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased the notes sold by or for the account of that underwriter in stabilizing or short covering transactions.

        Purchases to cover short positions and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of the notes. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time without notice. These transactions may be effected in the over-the-counter market or otherwise.

Notice to Prospective Investors in the European Economic Area

        In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of notes described in this prospectus supplement may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the notes that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

  •
  to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or

  •
  to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts or

  •
  in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

        Each purchaser of notes described in this prospectus supplement located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of Article 2(1)(e) of the Prospectus Directive.

        For purposes of this provision, the expression an "offer to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

        We have not authorized and do not authorize the making of any offer of notes through any financial intermediary on our behalf, other than offers made by the underwriters with a view to the final placement of the notes as contemplated in this prospectus supplement. Accordingly, no purchaser of the notes, other than the underwriters, is authorized to make any further offer of the notes on our behalf or on behalf of the underwriters.

Notice to Prospective Investors in the United Kingdom

        This prospectus supplement is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive ("Qualified Investors") that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant persons should not act or rely on this document or any of its contents.

LEGAL MATTERS

        Certain legal matters relating to Canadian law will be passed upon for us by Macleod Dixon LLP, Calgary, Alberta, Canada. Certain legal matters relating to United States law will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. In addition, certain legal matters relating to United States law will be passed upon for the underwriters by Shearman & Sterling LLP, Toronto, Ontario, Canada.

EXPERTS

        The audited consolidated financial statements incorporated by reference in the prospectus have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, Chartered Accountants, given on the authority of said firm as experts in auditing and accounting.

        Information relating to our reserves in our Annual Information Form dated February 23, 2007 was calculated by McDaniel & Associates Consultants Ltd., GLJ Petroleum Consultants Ltd., Netherland, Sewell & Associates, Inc. and DeGolyer and MacNaughton as independent petroleum consultants. The principals of each of McDaniel & Associates Consultants Ltd., GLJ Petroleum Consultants Ltd., Netherland, Sewell & Associates, Inc. and DeGolyer and MacNaughton, in each case, as a group own beneficially, directly or indirectly, less than 1% of any class of our securities.

DOCUMENTS INCORPORATED BY REFERENCE

        This prospectus supplement is deemed to be incorporated by reference into the prospectus solely for the purposes of the notes offered hereby. Other documents are also incorporated or deemed to be incorporated by reference into the prospectus. The following documents which have been or will be filed with the securities commission or similar authority in each of the provinces and territories of Canada are also specifically incorporated by reference in and form an integral part of the prospectus and this prospectus supplement:

  (a)
  our Annual Information Form dated February 23, 2007;

  (b)
  our audited comparative consolidated financial statements for the year ended December 31, 2006, including the auditor's report thereon;

  (c)
  our Management's Discussion and Analysis for the year ended December 31, 2006;

  (d)
  our unaudited comparative interim consolidated financial statements for the nine months ended September 30, 2007;

  (e)
  our Management's Discussion and Analysis for the nine months ended September 30, 2007; and

  (f)
  our Information Circular dated February 28, 2007 relating to the annual and special meeting of our shareholders held on April 25, 2007.

        Any statement contained in the prospectus, in this prospectus supplement or in any document (or part thereof) incorporated by reference, or deemed to be incorporated by reference, into the prospectus for the purpose of the offering of the notes offered hereby shall be deemed to be modified or superseded to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in the prospectus modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus supplement or the prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes.

        You may obtain a copy of our Annual Information Form and other information identified above by writing or calling us at the following address and telephone number:

  EnCana Corporation
  1800, 855 - 2nd Street S.W.
  Calgary, Alberta T2P 2S5
  (403) 645-2000
  Attention: Corporate Secretary

New Issue

EnCana Corporation

US$2,000,000,000

Debt Securities

        We may from time to time offer and sell up to US$2,000,000,000 (or the equivalent in other currencies) aggregate principal amount of our debt securities. These debt securities may be offered and sold in Canada, the United States and elsewhere where permitted by law. These debt securities may consist of debentures, notes or other types of debt and may be issuable in series. We will provide the specific terms of these securities in supplements to this prospectus that will be delivered to purchasers together with this prospectus. Unless otherwise provided in a prospectus supplement relating to a series of debt securities, the debt securities will be our direct, unsecured and unsubordinated obligations and will be issued under a trust indenture. You should read this prospectus and any prospectus supplement carefully before you invest.

        Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offence.

        We are permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

        Owning the debt securities may subject you to tax consequences both in the United States and Canada. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable prospectus supplement.

        Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Canada, most of our officers and directors and some of the experts named in this prospectus are Canadian residents, and most of our assets or the assets of our directors and officers and the experts are located outside the United States.

        There is no market through which these securities may be sold and purchasers may not be able to resell securities purchased under this prospectus. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of the issuer regulation. See "Risk Factors".

September 22, 2006

ABOUT THIS PROSPECTUS

        Except as set forth under "Description of Debt Securities", and unless the context otherwise requires, all references in this prospectus and any prospectus supplement to "EnCana", "we", "us" and "our" mean EnCana Corporation and its consolidated subsidiaries and partnerships.

        In this prospectus and in any prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in United States dollars, references to "dollars", "$" or "US$" are to United States dollars and all references to "C$" are to Canadian dollars. Unless otherwise indicated, all financial information included and incorporated by reference in this prospectus or included in any prospectus supplement is determined using Canadian generally accepted accounting principles, referred to as "Canadian GAAP".

        We may, from time to time, sell any combination of the debt securities described in this prospectus in one or more offerings up to an aggregate principal amount of US$2,000,000,000. This prospectus provides you with a general description of the debt securities that we may offer. Each time we sell debt securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering of debt securities. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement together with additional information described under the heading "Where You Can Find More Information". This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the United States Securities and Exchange Commission (the "SEC"). You may refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the debt securities.

WHERE YOU CAN FIND MORE INFORMATION

        Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of EnCana Corporation, 1800, 855 - 2nd Street S.W., P.O. Box 2850, Calgary, Alberta T2P 2S5, Canada, telephone: (403) 645-2000. For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of EnCana Corporation at the above-mentioned address and telephone number. These documents are also available through the internet via the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com.

        We file with the securities commission or authority in each of the provinces and territories of Canada, annual and quarterly reports, material change reports and other information. We are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance with the Exchange Act, we also file reports with and furnish other information to the SEC. Under the multijurisdictional disclosure system adopted by the United States, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those in the United States. You may read any document we furnish to the SEC at the SEC's public reference room at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the same documents from the public reference room of the SEC at 100 F Street, N.E., Washington D.C. 20549 by paying a fee. Please call the SEC at 1-800-SEC-0330 or contact them at www.sec.gov for further information on the public reference rooms. Our filings since November 2002 are also electronically available from the SEC's Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR and which may be accessed at www.sec.gov, as well as from commercial document retrieval services.

        Under applicable securities laws in Canada and the United States, the Canadian securities commissions and the SEC allow us to incorporate by reference certain information that we file with them, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below, which were filed with the Canadian securities commissions under Canadian securities legislation:

  (a)
  our Annual Information Form dated February 17, 2006;

  (b)
  our audited comparative consolidated financial statements for the year ended December 31, 2005, including the auditors' report thereon;

  (c)
  our Management's Discussion and Analysis for the year ended December 31, 2005;

  (d)
  our Information Circular (amended) dated February 28, 2006 relating to the annual meeting of our shareholders held on April 26, 2006;

  (e)
  our unaudited comparative interim consolidated financial statements for the six months ended June 30, 2006; and

  (f)
  our Management's Discussion and Analysis for the six months ended June 30, 2006.

        Any annual information form, audited annual consolidated financial statements (together with the auditors' report thereon), information circular, unaudited interim consolidated financial statements, management's discussion and analysis, material change reports (excluding confidential material change reports) or business acquisition reports subsequently filed by us with securities commissions or similar authorities in the relevant provinces and territories of Canada after the date of this prospectus and prior to the termination of the offering of debt securities under any prospectus supplement shall be deemed to be incorporated by reference into this prospectus. These documents are available through the internet on SEDAR. To the extent that any document or information incorporated by reference into this prospectus is included in a report that is filed with or furnished to the SEC on Form 40-F, 20-F, 10-K, 10-Q, 8-K or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement relating to the debt securities of which this prospectus forms a part.

        Any statement contained in this prospectus or in a document (or part thereof) incorporated by reference, or deemed to be incorporated by reference, in this prospectus shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in the prospectus or in any subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in this prospectus modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes.

        We will file updated interest coverage ratios quarterly with the applicable securities regulatory authorities, including the SEC, either as prospectus supplements or exhibits to our unaudited interim consolidated financial statements and audited annual consolidated financial statements which will be deemed to be incorporated by reference in this prospectus for the purpose of the offering of the debt securities.

        Upon a new annual information form and related annual consolidated financial statements and management's discussion and analysis being filed by us with, and where required, accepted by, the applicable securities regulatory authorities during the duration of this prospectus, the previous annual information form, the previous annual consolidated financial statements and all interim consolidated financial statements and the accompanying management's discussion and analysis, information circulars (other than an information circular relating to an annual meeting of shareholders) and material change reports filed prior to the commencement of our financial year in which the new annual information form is filed shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of debt securities under this prospectus. Upon interim consolidated financial statements and the accompanying management's discussion and analysis being filed by us with the applicable securities regulatory authorities during the duration of this prospectus, all interim consolidated financial statements and the accompanying management's discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of debt securities under this prospectus.

        A prospectus supplement or prospectus supplements containing the specific terms for an issue of debt securities will be delivered to purchasers of such debt securities together with this prospectus and will be deemed to be incorporated by reference into this prospectus as of the date of such prospectus supplement but only for the purposes of the debt securities issued thereunder.

        You may obtain a copy of our Annual Information Form and other information identified above by writing or calling us at the following address and telephone number:

  EnCana Corporation
  1800, 855 - 2nd Street S.W.
  Calgary, Alberta T2P 2S5
  (403) 645-2000
  Attention: Corporate Secretary

FORWARD-LOOKING STATEMENTS

        Certain statements included in this prospectus and the documents incorporated by reference herein constitute forward-looking statements or information (collectively referred to as "forward-looking statements") within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, relating to, but not limited to, our operations, anticipated financial performance, business prospects and strategies. Forward-looking statements typically contain statements with words such as "projected", "anticipate", "believe", "expect", "plan", "intend" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in or incorporated by reference into this prospectus include, but are not limited to, statements with respect to: oilsands strategy and the effect of this strategy, timing and completion of the sale of the Ecuador assets, the Chinook heavy oil discovery and the natural gas storage business, plans to import diluent, capital investment levels and the allocation thereof, drilling plans and the timing and location thereof, production capacity and levels and the timing of achieving such capacity and levels, pipeline capacity, the timing of pipeline and new plant construction, the timing of completion of the environmental assessment on the Suffield Block, the timing of completion of the Foster Creek and Christina Lake expansions, the completion of waterflood implementation at Pelican Lake, government royalty rates, the results of the U.S. Bureau of Land Management decision regarding the Jonah area, the potential for natural gas resource play development on the Foix permit lands, reserves estimates, storage capacity, the level of expenditures for compliance with environmental regulations, site restoration costs including abandonment and reclamation costs, pending litigation, exploration plans, acquisition and disposition plans, including farmout plans, the timing of acquisitions, net cash flows, expected proportion of total production and cash flows contributed by natural gas, anticipated success of our market risk mitigation strategy and its impact on cash flow, upside potential and downside protection, anticipated purchases pursuant to our normal course issuer bid, the potential demand for natural gas, future industry activity and the impact thereof on costs, anticipated prices for crude oil and natural gas, geographical expansion and plans for seismic surveys.

        You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur. Although we believe that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this prospectus and the documents incorporated by reference herein include, but are not limited to: volatility of and assumptions regarding oil and natural gas prices, assumptions based upon our current guidance, fluctuations in currency and interest rates, product supply and demand, market competition, risks inherent in our North American and foreign oil and natural gas and midstream operations, risks of war, hostilities, civil insurrection and instability affecting countries in which we and our subsidiaries operate and terrorist threats, risks inherent in our and our subsidiaries' marketing operations, including credit risk, imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves, our and our subsidiaries' ability to replace and expand oil and natural gas reserves, risks associated with technology, our ability to generate sufficient cash flow from operations to meet our current and future obligations, our ability to access external sources of debt and equity capital, general economic and business conditions, our ability to enter into or renew leases, the timing and costs of gas storage facility, well and pipeline construction, our ability to make capital investments and the amounts of capital investments, imprecision in estimating the timing, costs and levels of production and drilling, the results of exploration, development and drilling, imprecision in estimates of future production capacity, our and our subsidiaries' ability to secure adequate product transportation, uncertainty in the amounts of timing of royalty payments, imprecision in estimates of product sales, changes in environmental and other regulations or the interpretation of such regulations, risks associated with existing and potential future lawsuits and regulatory actions against us and our subsidiaries, political and economic conditions in the countries in which we and our subsidiaries operate, difficulty in obtaining necessary regulatory approvals and such other risks and uncertainties described from time to time in our reports and filings with the Canadian securities authorities and the SEC. Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated, and can be profitably produced in the future.

        We caution that the foregoing list of important factors is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. You should also carefully consider the matters discussed under "Risk Factors" in this prospectus, in any applicable prospectus supplement and in the documents incorporated herein by reference. Except as required by law, we undertake no obligation to update publicly or otherwise revise any forward looking statements, whether as a result of new information, future events or otherwise, or the foregoing list of factors affecting this information.

ENCANA CORPORATION

        We are one of North America's leading natural gas producers, are among the largest holders of natural gas and oil resource lands onshore North America and are a technical and cost leader in the in-situ recovery of oilsands bitumen. We pursue growth from our portfolio of long-life resource plays situated in Canada and the United States. Contained in unconventional reservoirs, resource plays are large contiguous accumulations of hydrocarbons, located in thick or areally extensive deposits, that typically have lower geological and commercial development risk, lower average long-term decline rates and very long producing lives compared to conventional plays. We are also engaged in select exploration and production activities internationally.

        We continually pursue opportunities to develop and expand our business, which may include significant corporate or asset acquisitions. We may finance such acquisitions with debt or equity, or a combination of both.

        Our principal executive and registered offices are located at 1800, 855 - 2nd Street S.W., Calgary, Alberta T2P 2S5, Canada.

USE OF PROCEEDS

        Unless otherwise indicated in the applicable prospectus supplement relating to a series of debt securities, we will use the net proceeds we receive from the sale of the debt securities for general corporate purposes. Those general corporate purposes may include capital expenditures, the repayment of indebtedness and the financing of acquisitions. The amount of net proceeds to be used for any such purpose will be described in an applicable prospectus supplement. We may invest funds that we do not immediately use in short-term marketable securities.

DESCRIPTION OF DEBT SECURITIES

        In this section only, "we", "us", "our" or "EnCana" refer only to EnCana Corporation without any of its subsidiaries or partnerships through which it operates. The following description describes certain general terms and provisions of the debt securities. We will provide the particular terms and provisions of a series of debt securities and a description of how the general terms and provisions described below may apply to that series in a supplement to this prospectus.

        The debt securities will be issued under an indenture (hereinafter referred to as the "Indenture") to be entered into between us and The Bank of New York, as "Trustee". The Indenture will be subject to and governed by the U.S. Trust Indenture Act of 1939, as amended. The following is a summary of the Indenture which describes the material terms and provisions of the debt securities. However, it is the Indenture, and not this summary, that governs your rights as a holder of our debt securities. See "Where You Can Find More Information" in this prospectus. Prospective investors should rely on information in the applicable prospectus supplement, which may provide information that is different from this prospectus.

        We may, from time to time, issue debt instruments and incur additional indebtedness other than through the issuance of debt securities pursuant to this prospectus.

General

        The Indenture does not limit the aggregate principal amount of debt securities (which may include debentures, notes and other unsecured evidences of indebtedness) that we may issue under the Indenture. It provides that debt securities may be issued from time to time in one or more series and may be denominated and payable in U.S. dollars or any foreign currency. Special Canadian and U.S. federal income tax considerations applicable to any of our debt securities denominated in a foreign currency will be described in the prospectus supplement relating to any offering of debt securities denominated in a foreign currency. The debt securities offered pursuant to this prospectus will be issued in an aggregate principal amount of up to US$2,000,000,000, or if any debt securities are offered at original issue discount, such greater amount as shall result in an aggregate offering price of up to US$2,000,000,000, or the equivalent in other currencies. The Indenture also permits us to increase the principal amount of any series of our debt securities previously issued and to issue that increased principal amount. The applicable prospectus supplement will set forth the following terms relating to the debt securities being offered by us:

  •
  the specific designation and the aggregate principal amount of the debt securities of such series;

  •
  the extent and manner, if any, to which payment on or in respect of our debt securities of such series will be senior or will be subordinated to the prior payment of our other liabilities and obligations;

  •
  the percentage or percentages of principal amount at which our debt securities of such series will be issued;

  •
  the date or dates on which the principal of (and premium, if any, on) our debt securities of such series will be payable and the portion (if less than the principal amount) of the debt securities of such series to be payable upon a declaration of acceleration of maturity and/or the method by which such date or dates shall be determined or extended;

  •
  the rate or rates (whether fixed or variable) at which our debt securities of such series will bear interest, if any, and the date or dates from which such interest will accrue;

  •
  the dates on which any interest will be payable and the regular record dates for the payment of interest on our debt securities of such series in registered form;

  •
  the place or places where the principal of (and premium, if any, and interest, if any, on) our debt securities will be payable, and each office or agency where our debt securities of such series may be presented for registration of transfer or exchange;

  •
  if other than U.S. dollars, the currency in which our debt securities of such series are denominated or in which currency payment of the principal of (and premium, if any, and interest, if any, on) such debt securities of such series will be payable;

  •
  whether our debt securities of such series will be issuable in the form of one or more global securities and, if so, the identity of the depositary for the global securities;

  •
  any mandatory or optional redemption or sinking fund provisions;

  •
  the period or periods, if any, within which, the price or prices at which, the currency in which and the terms and conditions upon which our debt securities of such series may be redeemed or purchased by us;

  •
  the terms and conditions, if any, upon which you may redeem our debt securities of such series prior to maturity and the price or prices at which and the currency in which our debt securities of such series are payable;

  •
  any index used to determine the amount of payments of principal of (and premium, if any, or interest, if any, on) our debt securities of such series;

  •
  the terms, if any, on which our debt securities may be converted or exchanged for other of our debt securities or debt securities of other entities;

  •
  any other terms of our debt securities of such series, including covenants and events of default which apply solely to a particular series of our debt securities being offered which do not apply generally to other debt securities, or any covenants or events of default generally applicable to our debt securities of such series which do not apply to a particular series of our debt securities;

  •
  if other than The Depository Trust Company, the person designated as the depositary for the debt securities of such series;

  •
  any applicable material Canadian and U.S. federal income tax consequences;

  •
  whether and under what circumstances we will pay Additional Amounts (defined below under "Payment of Additional Amounts") on the debt securities of such series in respect of certain taxes (and the terms of any such payment) and, if so, whether we will have the option to redeem the debt securities of such series rather than pay the Additional Amounts (and the terms of any such option);

  •
  whether the payment of our debt securities will be guaranteed by any other person;

  •
  whether the series of our debt securities are to be registered securities, bearer securities (with or without coupons) or both; and

  •
  if other than denominations of US$1,000 and any integral multiple thereof, the denominations in which any registered securities of the series shall be issuable and, if other than the denomination of US$5,000, the denomination or denominations in which any bearer securities of the series shall be issuable.

        Unless otherwise indicated in the applicable prospectus supplement, the Indenture does not afford holders of our debt securities the right to tender such debt securities to us in the event that we have a change in control.

        Our debt securities may be issued under the Indenture bearing no interest or at a discount below their stated principal amount. The Canadian and U.S. federal income tax consequences and other special considerations applicable to any such discounted debt securities or other debt securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes will be described in the prospectus supplement relating to the debt securities.

Ranking

        Unless otherwise indicated in an applicable prospectus supplement, the debt securities will be unsecured and unsubordinated obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness outstanding from time to time. We conduct a substantial portion of our business through corporate and partnership subsidiaries. The debt securities will be structurally subordinated to all existing and future indebtedness and liabilities, including trade payables, of any of our corporate or partnership subsidiaries.

Debt Securities in Global Form

The Depositary, Book-Entry and Settlement

        A series of our debt securities may be issued in whole or in part in global form as a "global security" and will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the prospectus supplement relating to that series. Unless and until exchanged, in whole or in part, for our debt securities in definitive registered form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.

        The specific terms of the depositary arrangement with respect to any portion of a particular series of our debt securities to be represented by a global security will be described in a prospectus supplement relating to such series. We anticipate that the following provisions will apply to all depositary arrangements.

        Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of our debt securities represented by the global security to the accounts of such persons, designated as "participants", having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of our debt securities or by us if such debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States may require that certain purchasers of securities have the ability to take physical delivery of such securities in definitive form.

        So long as the depositary for a global security, or its nominee, is the registered owner of the global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have a series of our debt securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of such series of our debt securities in definitive form and will not be considered the owners or holders thereof under the Indenture.

Payments of Principal, Premium, if any, and Interest

        Any payments of principal, premium, if any, and interest on global securities registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such debt securities. None of us, the Trustee or any paying agent for our debt securities represented by the global securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

        We expect that the depositary for a global security or its nominee, upon receipt of any payment of principal, premium, if any, or interest, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such participants.

Discontinuance of Depositary's Services

        If a depositary for a global security representing a particular series of our debt securities is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue such series of our debt securities in definitive form in exchange for a global security representing such series of our debt securities. In addition, we may at any time and in our sole discretion determine not to have a series of our debt securities represented by a global security and, in such event, will issue a series of our debt securities in definitive form in exchange for all of the global securities representing the series of debt securities.

Debt Securities in Definitive Form

        A series of our debt securities may be issued solely as registered securities, solely as bearer securities or as both registered securities and bearer securities. Registered securities will be issuable in denominations of US$1,000 and integral multiples of US$1,000 and bearer securities will be issuable in denominations of US$5,000 or, in each case, in such other denominations as may be set out in the terms of the debt securities of any particular series. Unless otherwise indicated in the applicable prospectus supplement, bearer securities will have interest coupons attached.

        A prospectus supplement may indicate the places to register a transfer of our debt securities. Except for certain restrictions set forth in the Indenture, no service charge will be made for any registration of transfer or exchange of our debt securities, but we may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

        We shall not be required to:

  •
  issue, register the transfer of or exchange any series of our debt securities during a period beginning at the opening of business 15 days before any selection of that series of our debt securities to be redeemed and ending at the close of business on (i) if the series of our debt securities are issuable only as registered securities, the day of mailing of the relevant notice of redemption and (ii) if the series of our debt securities are issuable as bearer securities, the day of the first publication of the relevant notice of redemption or, if the series of our debt securities are also issuable as registered securities and there is no publication, the mailing of the relevant notice of redemption;

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  register the transfer of or exchange any registered security, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part;

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  exchange any bearer security selected for redemption, except that, to the extent provided with respect to such bearer security, such bearer security may be exchanged for a registered security of that series and like tenor, provided that such registered security shall be immediately surrendered for redemption with written instruction for payment consistent with the provisions of the Indenture; or

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  issue, register the transfer of or exchange any of our debt securities which have been surrendered for repayment at the option of the holder, except the portion, if any, thereof not to be so repaid.

        Unless otherwise indicated in the applicable prospectus supplement, payment of any interest will be made to the persons in whose name our debt securities are registered at the close of business on the day or days specified by us.

Certain Definitions

        Set forth below is a summary of certain of the defined terms used in the Indenture. The Indenture contains the full definition of all such terms. See "Where You Can Find More Information" in this prospectus.

        "Consolidated Net Tangible Assets" means the total amount of assets of any person on a consolidated basis (less applicable reserves and other properly deductible items) after deducting therefrom:

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  all current liabilities (excluding any indebtedness classified as a current liability and any current liabilities which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed);

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  all goodwill, trade names, trademarks, patents, unamortized debt discounts and expenses and other like intangibles; and

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  appropriate adjustments on account of minority interests of other persons holding shares of the Subsidiaries of such person,

in each case, as shown on the most recent annual audited or quarterly unaudited consolidated balance sheet of such person computed in accordance with GAAP.

        "Current Assets" means assets which in the ordinary course of business are expected to be realized in cash or sold or consumed within 12 months.

        "Facilities" means any drilling equipment, production equipment and platforms or mining equipment; pipelines, pumping stations and other pipeline facilities; terminals, warehouses and storage facilities; bulk plants; production, separation, dehydration, extraction, treating and processing facilities; gasification or natural gas liquefying facilities, flares, stacks and burning towers; floatation mills, crushers and ore handling facilities; tank cars, tankers, barges, ships, trucks, automobiles, airplanes and other marine, automotive, aeronautical and other similar moveable facilities or equipment; computer systems and associated programs or office equipment; roads, airports, docks (including drydocks); reservoirs and waste disposal facilities; sewers; generating plants (including power plants) and electric lines; telephone and telegraph lines, radio and other communications facilities; townsites, housing facilities, recreation halls, stores and other related facilities; and similar facilities and equipment of or associated with any of the foregoing.

        "Financial Instrument Obligations" means obligations arising under:

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  interest rate swap agreements, forward rate agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a person relating to interest rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon interest rates in effect from time to time or fluctuations in interest rates occurring from time to time;

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  currency swap agreements, cross-currency agreements, forward agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a person relating to currency exchange rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon currency exchange rates in effect from time to time or fluctuations in currency exchange rates occurring from time to time; and

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  commodity swap or hedging agreements, floor, cap or collar agreements, commodity futures or options or other similar agreements or arrangements, or any combination thereof, entered into by a person relating to one or more commodities or pursuant to which the price, value or amount payable thereunder is dependent or based upon the price of one or more commodities in effect from time to time or fluctuations in the price of one or more commodities occurring from time to time.

        "GAAP" means generally accepted accounting principles in Canada which are in effect from time to time, unless the person's most recent audited or quarterly financial statements are not prepared in accordance with generally accepted accounting principles in Canada, in which case GAAP shall mean generally accepted accounting principles in the United States in effect from time to time.

        "Lien" means, with respect to any properties or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, security interest, lien, charge, encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such properties or assets (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

        "Non-Recourse Debt" means indebtedness to finance the creation, development, construction or acquisition of properties or assets and any increases in or extensions, renewals or refinancings of such indebtedness, provided that the recourse of the lender thereof (including any agent, trustee, receiver or other person acting on behalf of such entity) in respect of such indebtedness is limited in all circumstances to the properties or assets created, developed, constructed or acquired in respect of which such indebtedness has been incurred and to the receivables, inventory, equipment, chattels payable, contracts, intangibles and other assets, rights or collateral connected with the properties or assets created, developed, constructed or acquired and to which such lender has recourse.

        "Permitted Liens" of any person at any particular time means:

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  Liens existing as of the date of the Indenture, or arising thereafter pursuant to contractual commitments entered into prior to such date;

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  Liens on Current Assets given in the ordinary course of business to any financial institution or others to secure any indebtedness payable on demand or maturing (including any right of extension or renewal) within 12 months or less from the date such indebtedness is incurred;

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  Liens in connection with indebtedness, which, by its terms, is Non-Recourse Debt to us or any of our Subsidiaries;

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  Liens existing on property or assets at the time of acquisition (including by way of lease) by such person, provided that such Liens were not incurred in anticipation of such acquisition;

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  Liens or obligations to incur Liens (including under indentures, trust deeds and similar instruments) on property or assets of another person existing at the time such other person becomes a Subsidiary of such person, or is liquidated or merged into, or amalgamated or consolidated with, such person or Subsidiary of such person or at the time of the sale, lease or other disposition to such person or Subsidiary of such person of all or substantially all of the properties and assets of such other person, provided that such Liens were not incurred in anticipation of such other person becoming a Subsidiary of such person;

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  Liens upon property or assets of whatsoever nature other than Restricted Property;

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  Liens upon property or facilities used in connection with, or necessarily incidental to, the purchase, sale, storage, transportation or distribution of oil or gas or the products derived from oil or gas;

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  Liens arising under partnership agreements, oil and natural gas leases, overriding royalty agreements, net profits agreements, production payment agreements, royalty trust agreements, master limited partnership agreements, farm-out agreements, division orders, contracts for the sale, purchase, exchange, storage, transportation, distribution, gathering or processing of Restricted Property, unitizations and pooling designations, declarations, orders and agreements, development agreements, operating agreements, production sales contracts (including security in respect of take or pay or similar obligations thereunder), area of mutual interest agreements, natural gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements, which in each of the foregoing cases is customary in the oil and natural gas business, and other agreements which are customary in the oil and natural gas business, provided in all instances that such Lien is limited to the property or assets that are the subject of the relevant agreement;

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  Liens on assets or property (including oil sands property) securing: (i) all or any portion of the cost of acquisition (directly or indirectly), surveying, exploration, drilling, development, extraction, operation, production, construction, alteration, repair or improvement of all or any part of such assets or property, the plugging and abandonment of wells and the decommissioning or removal of structures or facilities located thereon, and the reclamation and clean-up of such properties, facilities and interests and surrounding lands whether or not owned by us or our Restricted Subsidiaries, (ii) all or any portion of the cost of acquiring (directly or indirectly), developing, constructing, altering, improving, operating or repairing any assets or property (or improvements on such assets or property) used or to be used in connection with such assets or property, whether or not located (or located from time to time) at or on such assets or property, (iii) indebtedness incurred by us or any of our Subsidiaries to provide funds for the activities set forth in clauses (i) and (ii) above, provided such indebtedness is incurred prior to, during or within two years after the completion of acquisition, construction or such other activities referred to in clauses (i) and (ii) above, and (iv) indebtedness incurred by us or any of our Subsidiaries to refinance indebtedness incurred for the purposes set forth in clauses (i) and (ii) above. Without limiting the generality of the foregoing, costs incurred after the date hereof with respect to clauses (i) or (ii) above shall include costs incurred for all facilities relating to such assets or property, or to projects, ventures or other arrangements of which such assets or property form a part or which relate to such assets or property, which facilities shall include, without limitation, Facilities, whether or not in whole or in part located (or from time to time located) at or on such assets or property;

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  Liens granted in the ordinary course of business in connection with Financial Instrument Obligations;

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  Purchase Money Mortgages;

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  Liens in favor of us or any of our Subsidiaries to secure indebtedness owed to us or any of our Subsidiaries; and

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  any extension, renewal, alteration, refinancing, replacement, exchange or refunding (or successive extensions, renewals, alterations, refinancings, replacements, exchanges or refundings) of all or part of any Lien referred to in the foregoing clauses; provided, however, that (i) such new Lien shall be limited to all or part of the property or assets which was secured by the prior Lien plus improvements on such property or assets and (ii) the indebtedness, if any, secured by the new Lien is not increased from the amount of the indebtedness secured by the prior Lien then existing at the time of such extension, renewal, alteration, refinancing, replacement, exchange or refunding, plus an amount necessary to pay fees and expenses, including premiums, related to such extensions, renewals, alterations, refinancings, replacements, exchanges or refundings.

        "Purchase Money Mortgage" of any person means any Lien created upon any property or assets of such person to secure or securing the whole or any part of the purchase price of such property or assets or the whole or any part of the cost of constructing or installing fixed improvements thereon or to secure or securing the repayment of money borrowed to pay the whole or any part of such purchase price or cost of any vendor's privilege or Lien on such property or assets securing all or any part of such purchase price or cost including title retention agreements and leases in the nature of title retention agreements; provided that (i) the principal amount of money borrowed which is secured by such Lien does not exceed 100% of such purchase price or cost and any fees incurred in connection therewith, and (ii) such Lien does not extend to or cover any other property other than such item of property and any improvements on such item.

        "Restricted Property" means any oil, gas or mineral property of a primary nature located in the United States or Canada, and any facilities located in the United States or Canada directly related to the mining, processing or manufacture of hydrocarbons or minerals, or any of the constituents thereof and includes Voting Shares or other interests of a corporation or other person which owns such property or facilities, but does not include (i) any property or facilities used in connection with or necessarily incidental to the purchase, sale, storage, transportation or distribution of Restricted Property, (ii) any property which, in the opinion of our board of directors, is not materially important to the total business conducted by us and our Subsidiaries as an entirety or (iii) any portion of a particular property which, in the opinion of our board of directors, is not materially important to the use or operation of such property.

        "Restricted Subsidiary" means, on any date, any Subsidiary of ours which owns at the time Restricted Property; provided, however, such term shall not include a Subsidiary of ours if the amount of our share of Shareholders' Equity of such Subsidiary constitutes, at the time of determination, less than 2% of our Consolidated Net Tangible Assets.

        "Shareholders' Equity" means the aggregate amount of shareholders' equity (including but not limited to share capital, contributed surplus and retained earnings) of a person as shown on the most recent annual audited or unaudited interim consolidated balance sheet of such person and computed in accordance with GAAP.

        "Subsidiary" of any person means, on any date, any corporation or other person of which Voting Shares or other interests carrying more than 50% of the voting rights attached to all outstanding Voting Shares or other interests are owned, directly or indirectly, by or for such person or one or more Subsidiaries thereof.

        "Unrestricted Subsidiary" means a Subsidiary which is not or which has ceased to be a Restricted Subsidiary.

        "Voting Shares" means shares of any class of any corporation carrying voting rights under all circumstances, provided that, for the purposes of this definition, shares which only carry the right to vote conditionally on the happening of any event shall not be considered Voting Shares, nor shall any shares be deemed to cease to be Voting Shares solely by reason of a right to vote accruing to shares of another class or classes by reason of the happening of such an event, or solely because the right to vote may not be exercisable under the charter of the corporation.

Covenants

Limitation on Liens

        The Indenture provides that so long as any of our debt securities are outstanding and subject to the provisions of the Indenture, we will not, and will not permit any of our Restricted Subsidiaries to, create, incur, assume or otherwise have outstanding any Lien securing any indebtedness for borrowed money or interest thereon (or any liability of ours or such Restricted Subsidiaries under any guarantee or endorsement or other instrument under which we or such Restricted Subsidiaries are contingently liable, either directly or indirectly, for borrowed money or interest thereon), other than Permitted Liens, without also simultaneously or prior thereto securing, or causing such Restricted Subsidiaries to secure, indebtedness under the Indenture so that our debt securities are secured equally and ratably with or prior to such other indebtedness, except that we and our Restricted Subsidiaries may incur a Lien to secure indebtedness for borrowed money without securing our debt securities if, after giving effect thereto, the principal amount of indebtedness for borrowed money secured by Liens created, incurred or assumed after the date of the Indenture and otherwise prohibited by the Indenture does not exceed 10% of our Consolidated Net Tangible Assets.

        Notwithstanding the foregoing, transactions such as the sale (including any forward sale) or other transfer of (i) oil, gas, minerals or other resources of a primary nature, whether in place or when produced, for a period of time until, or in an amount such that, the purchaser will realize therefrom a specified amount of money or a specified rate of return (however determined), or a specified amount of such oil, gas, minerals, or other resources of a primary nature, or (ii) any other interest in property of the character commonly referred to as a "production payment", will not constitute a Lien and will not result in us or a Restricted Subsidiary of ours being required to secure the debt securities.

Consolidation, Amalgamation, Merger and Sale of Assets

        We may not consolidate or amalgamate with or merge into or enter into any statutory arrangement with any other corporation, or convey, transfer or lease all or substantially all our properties and assets to any person, unless:

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  the entity formed by or continuing from such consolidation or amalgamation or into which we are merged or with which we enter into such statutory arrangement or the person which acquires or leases all or substantially all of our properties and assets is organized and existing under the laws of the United States, any state thereof or the District of Columbia or the laws of Canada or any province or territory thereof, or, if such consolidation, amalgamation, merger, statutory arrangement or other transaction would not impair the rights of the holders of our debt securities, in any other country, provided that if such successor entity is organized under the laws of a jurisdiction other than the United States, any state thereof or the District of Columbia, or the laws of Canada or any province or territory thereof, the successor entity assumes our obligations under the debt securities and the Indenture to pay Additional Amounts, with the name of such successor jurisdiction being included in addition to Canada in each place that Canada appears in "— Payment of Additional Amounts" below;

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  the successor entity expressly assumes or assumes by operation of law all of our obligations under our debt securities and under the Indenture;

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  immediately before and after giving effect to such transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have happened and be continuing; and

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  certain other conditions are met.

        If, as a result of any such transaction, any of our or our Restricted Subsidiaries' Restricted Properties become subject to a Lien, then, unless such Lien could be created pursuant to the Indenture provisions described under the "Limitation on Liens" covenant above without equally and ratably securing our debt securities, we, simultaneously with or prior to such transaction, will secure, or cause the applicable Restricted Subsidiary to secure, our debt securities to be secured equally and ratably with or prior to the indebtedness secured by such Lien.

Payment of Additional Amounts

        Unless otherwise specified in the applicable prospectus supplement, all payments made by or on behalf of us under or with respect to any series of our debt securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter "Canadian Taxes"), unless we are required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof. If we are so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the debt securities, we will pay to each holder of such debt securities as additional interest such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each such holder after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount such holder would have received if such Canadian Taxes had not been withheld or deducted. However, no Additional Amounts will be payable with respect to a payment made to a debt securities holder (such holder, an "Excluded Holder") in respect of the beneficial owner thereof:

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  with which we do not deal at arm's length (for the purposes of the Income Tax Act (Canada)) at the time of the making of such payment;

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  which is subject to such Canadian Taxes by reason of the debt securities holder being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of the debt securities or the receipt of payments thereunder; or

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  which is subject to such Canadian Taxes by reason of the debt securities holder's failure to comply with any certification, identification, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes.

        We will also:

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  make such withholding or deduction; and

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  remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

        We will furnish to the holders of the debt securities, within 60 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by us.

        We will indemnify and hold harmless each holder of debt securities (other than an Excluded Holder) and upon written request reimburse each such holder for the amount (excluding any Additional Amounts that have previously been paid by us with respect thereto) of:

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  the payment of any Canadian Tax, together with any interest, penalties and reasonable expenses in connection therewith; and

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  any Canadian Taxes imposed with respect to any reimbursement under the preceding clause, but excluding any such Canadian Taxes on such holder's net income.

        In any event, no Additional Amounts or indemnity amounts will be payable in excess of Additional Amounts or the indemnity amounts which would be required if the holder of debt securities was a resident of the United States for purposes of the Canada-U.S. Income Tax Convention (1980), as amended.

        Wherever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest, if any, or any other amount payable under or with respect to a debt security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Tax Redemption

        Unless otherwise specified in the applicable prospectus supplement, a series of our debt securities will be subject to redemption at any time, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if:

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  as a result of any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the date specified in the applicable prospectus supplement, we have or will become obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any debt security of such series as described under "— Payment of Additional Amounts"; or

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  on or after the date specified in the applicable prospectus supplement, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in Canada, or any political subdivision or taxing authority thereof or therein, including any of those actions specified in the paragraph immediately above, whether or not such action was taken or decision was rendered with respect to us, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to us of legal counsel of recognized standing, will result in our becoming obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any debt security of such series;

and, in any such case, we, in our business judgment, determine that such obligation cannot be avoided by the use of reasonable measures available to us.

        In the event that we elect to redeem a series of our debt securities pursuant to the provisions set forth in the preceding paragraph, we shall deliver to the Trustee a certificate, signed by an authorized officer, stating that we are entitled to redeem such series of our debt securities pursuant to their terms.

        Notice of intention to redeem such series of our debt securities will be given not more than 60 nor less than 30 days prior to the date fixed for redemption and will specify the date fixed for redemption.

Provision of Financial Information

        We will file with the Trustee, within 15 days after we file them with the SEC, copies, which may be in electronic format, of our annual report and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

        Notwithstanding that we may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, we will continue to provide the Trustee:

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  within 140 days after the end of each fiscal year, the information required to be contained in annual reports on Form 20-F, Form 40-F or Form 10-K as applicable (or any successor form); and

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  within 65 days after the end of each of the first three fiscal quarters of each fiscal year, the information required to be contained in reports on Form 6-K (or any successor form) which, regardless of applicable requirements shall, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange, whether or not we have any of our securities listed on such exchange. Such information will be prepared in accordance with Canadian disclosure requirements and GAAP; provided, however, that we shall not be obligated to file such report with the SEC if the SEC does not permit such filings.

Events of Default

        The following are summaries of events of default under the Indenture with respect to any series of our debt securities:

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  default in the payment of any interest on any debt security of that series when it becomes due and payable, and continuance of such default for a period of 30 days;

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  default in the payment of the principal of (or premium, if any, on), any debt security of that series when it becomes due and payable;

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  default in the performance, or breach, of any of our covenants or warranties in the Indenture in respect of our debt securities of that series (other than a covenant or warranty a default in the performance of which or the breach of which is specifically dealt with elsewhere in the Indenture), and continuance of such default or breach for a period of 60 days after receipt by us of written notice to us, specifying such default or breach, by the Trustee or by the holders of at least 25% in principal amount of all outstanding debt securities of any series affected thereby;

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  if an event of default (as defined in any indenture or instrument under which we or one of our Restricted Subsidiaries has at the time of the Indenture or shall thereafter have outstanding any indebtedness for borrowed money) shall happen and be continuing, or we or any Restricted Subsidiary shall have failed to pay principal amounts with respect to such indebtedness at maturity and such event of default or failure to pay shall result in such indebtedness being declared due and payable or otherwise being accelerated, in either event so that an amount in excess of the greater of US$75,000,000 and 2% of our Shareholders' Equity shall be or become due and payable upon such declaration or otherwise accelerated prior to the date on which the same would otherwise have become due and payable (the "accelerated indebtedness"), and such acceleration shall not be rescinded or annulled, or such event of default or failure to pay under such indenture or instrument shall not be remedied or cured, whether by payment or otherwise, or waived by the holders of such accelerated indebtedness, then (i) if the accelerated indebtedness shall be as a result of an event of default which is not related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, it shall not be considered an event of default for purposes of the Indenture until 30 days after such indebtedness has been accelerated, or (ii) if the accelerated indebtedness shall occur as a result of such failure to pay principal or interest or as a result of an event of default which is related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, then (A) if such accelerated indebtedness is, by its terms, Non-Recourse Debt to us or our Restricted Subsidiaries, it shall not be considered an event of default for purposes of the Indenture; or (B) if such accelerated indebtedness is recourse to us or our Restricted Subsidiaries, any requirement in connection with such failure to pay or event of default for the giving of notice or the lapse of time or the happening of any further condition, event or act under such other indenture or instrument in connection with such failure to pay principal or an event of default shall be applicable together with an additional seven days before being considered an event of default for purposes of the Indenture;

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  the entry of decree or order by a court having jurisdiction in the premises adjudging us a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of us under the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada) or any other applicable insolvency law, or appointing a receiver, liquidator, assignee, trustee, sequestrator (or similar official) of us or of any substantial part of our property, or ordering the winding up or liquidation of our the affairs, and the continuance of any such decree or order unstayed and in effect for a period of 90 consecutive days;

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  the institution by us of proceedings to be adjudicated a bankrupt or insolvent, or the consent by us to the institution of bankruptcy or insolvency proceedings against us, or the filing by us of a petition or answer or consent seeking reorganization or relief under the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada) or any other applicable insolvency law, or the consent by us to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of us or of any substantial part of our property, or the making by us of an assignment for the benefit of creditors, or the admission by it in writing of our inability to pay our debts generally as they become due; or

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  any other events of default provided with respect to debt securities of that series.

        If an event of default under the Indenture occurs and is continuing with respect to any series of our debt securities, then and in every such case the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of such affected series may, subject to any subordination provisions thereof, declare the entire principal amount (or, if the debt securities of that series are original issue discount debt securities, such portion of the principal amount as may be specified in the terms of that series) of all debt securities of such series and all accrued and unpaid interest thereon to be immediately due and payable. However, at any time after a declaration of acceleration with respect to any series of our debt securities has been made, but before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding debt securities of that series, by written notice to us and the Trustee under certain circumstances, may rescind and annul such acceleration.

        Reference is made to the applicable prospectus supplement or supplements relating to each series of our debt securities which are original issue discount debt securities for the particular provisions relating to acceleration of the maturity of a portion of the principal amount of such original issue discount securities upon the occurrence of any event of default and the continuation thereof.

        Subject to certain limitations set forth in the Indenture, the holders of a majority in principal amount of the outstanding debt securities of all series affected by an event of default shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the debt securities of all series affected by such event of default.

        No holder of a debt security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a Trustee, or for any other remedy thereunder, unless:

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  such holder has previously given to the Trustee written notice of a continuing event of default with respect to the debt securities of such series affected by such event of default;

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  the holders of at least 25% in aggregate principal amount of the outstanding debt securities of such series (voting as one class) affected by such event of default have made written request, and such holder or holders have offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee; and

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  the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of such series affected by such event of default a direction inconsistent with such request, within 60 days after such notice, request and offer.

        However, such above-mentioned limitations do not apply to a suit instituted by the holder of a debt security for the enforcement of payment of the principal of or any premium or interest on such debt security on or after the applicable due date specified in such debt security.

        We will annually furnish to the Trustee a statement by certain of our officers as to whether or not we, to the best of their knowledge, are in compliance with all conditions and covenants of the Indenture and, if not, specifying all such known defaults.

Defeasance and Covenant Defeasance

        Unless otherwise specified in the applicable prospectus supplement, the Indenture provides that, at our option, we will be discharged from any and all obligations in respect of the outstanding debt securities of any series upon irrevocable deposit with the Trustee, in trust, of money and/or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants (as evidenced by an officer's certificate delivered to the Trustee) to pay the principal of (and premium, if any, and each instalment of interest, if any, on) the outstanding debt securities of such series (hereinafter referred to as a "defeasance") (except with respect to the authentication, transfer, exchange or replacement of our debt securities or the maintenance of a place of payment and certain other obligations set forth in the Indenture). Such trust may only be established if among other things:

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  we have delivered to the Trustee an opinion of counsel in the United States stating that (i) we have received from, or there has been published by, the Internal Revenue Service a ruling, or (ii) since the date of execution of the Indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that the holders of the outstanding debt securities of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;

  •
  we have delivered to the Trustee an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of the outstanding debt securities of such series will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding debt securities of such series include holders who are not resident in Canada);

  •
  no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing on the date of such deposit; and

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  we are not an "insolvent person" within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit.

        We may exercise our defeasance option notwithstanding our prior exercise of our Covenant Defeasance option described in the following paragraph if we meet the conditions described in the preceding sentence at the time we exercise the defeasance option.

        The Indenture provides that, at our option, unless and until we have exercised our Defeasance option described in the preceding paragraph, we may omit to comply with the "Limitation on Liens" covenant, certain aspects of the "Consolidation, Amalgamation, Merger and Sale of Assets" covenant and certain other covenants and such omission shall not be deemed to be an event of default under the Indenture and our outstanding debt securities upon irrevocable deposit with the Trustee, in trust, of money and/or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants (as evidenced by an officer's certificate delivered to the Trustee) to pay the principal of (and premium, if any, and each installment of interest, if any, on) the outstanding debt securities (hereinafter referred to as "covenant defeasance"). If we exercise our covenant defeasance option, the obligations under the Indenture other than with respect to such covenants and the events of default other than with respect to such covenants shall remain in full force and effect. Such trust may only be established if, among other things:

  •
  we have delivered to the Trustee an opinion of counsel in the United States to the effect that the holders of our outstanding debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

  •
  we have delivered to the Trustee an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of our outstanding debt securities will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such covenant defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such covenant defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of our outstanding debt securities include holders who are not resident in Canada);

  •
  no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing on the date of such deposit; and

  •
  we are not an "insolvent person" within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit.

Modification and Waiver

        Modifications and amendments of the Indenture may be made by us and the Trustee with the consent of the holders of a majority in principal amount of the outstanding debt securities of each series issued under the Indenture affected by such modification or amendment (voting as one class); provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding debt security of such affected series:

  •
  change the stated maturity of the principal of, or any installment of interest, if any, on any debt security;

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  reduce the principal amount of (or premium, if any, or interest, if any, on) any debt security;

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  reduce the amount of principal of a debt security payable upon acceleration of the maturity thereof;

  •
  change the place of payment;

  •
  change the currency of payment of principal of (or premium, if any, or interest, if any, on) any debt security;

  •
  impair the right to institute suit for the enforcement of any payment on or with respect to any debt security;

  •
  reduce the percentage of principal amount of outstanding debt securities of such series, the consent of the holders of which is required for modification or amendment of the applicable Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; or

  •
  modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants except as otherwise specified in the Indenture.

        The holders of a majority in principal amount of our outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive, insofar as that series is concerned, compliance by us with certain restrictive provisions of the Indenture. The holders of a majority in principal amount of outstanding debt securities of any series may waive any past default under the Indenture with respect to that series, except a default in the payment of the principal of (or premium, if any) and interest, if any, on any debt security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of that series.

        The Indenture or the debt securities may be amended or supplemented, without the consent of any holder of such debt securities, in order to, among other things, cure any ambiguity or inconsistency or to make any change, in any case, that does not have a materially adverse effect on the rights of any holder of such debt securities.

Consent to Jurisdiction and Service

        Under the Indenture, we irrevocably appoint CT Corporation System, 111 - 8th Avenue, 13th Floor, New York, New York, as our authorized agent for service of process in any suit or proceeding arising out of or relating to our debt securities or the Indenture and for actions brought under federal or state securities laws in any federal or state court located in New York, New York and irrevocably submit to the non-exclusive jurisdiction of any such court.

Governing Law

        Our debt securities and the Indenture will be governed by and construed in accordance with the laws of the State of New York.

Enforceability of Judgments

        Since most of our assets, as well as the assets of a number of our directors and officers, are outside the United States, any judgment obtained in the United States against us or certain of our directors or officers, including judgments with respect to the payment of principal on any debt securities, may not be collectible within the United States.

        We have been informed by Macleod Dixon LLP, our Canadian counsel, that there is doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of United States courts, of civil liabilities predicated solely upon the United States federal securities laws. Therefore, it may not be possible to enforce those actions against us, our directors and officers or the experts named in this prospectus.

        Because the Trustee is located in the United States, it may not be possible for purchasers of our debt securities outside the United States to effect service of process outside the United States upon the Trustee nor to enforce against the Trustee, outside the United States, judgments obtained in courts outside the United States. Also it may not be possible to enforce judgments of non-U.S. courts against the Trustee in the United States.

RISK FACTORS

        In addition to the risk factors set forth below, additional risk factors relating to our business are discussed in our Annual Information Form and our Management's Discussion and Analysis, which risk factors are incorporated herein by reference. Prospective purchasers of the debt securities should consider carefully the risk factors set forth below as well as the other information contained in and incorporated by reference in this prospectus and in the applicable prospectus supplement before purchasing the debt securities offered hereby. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations or cash flows, or your investment in the debt securities could be materially adversely affected.

There can be no assurance as to the liquidity of the trading market for the debt securities or that a trading market for the debt securities will develop.

        There is no public market for the debt securities and, unless otherwise specified in the applicable prospectus supplement, we do not intend to apply for listing of the debt securities on any securities exchanges. If the debt securities are traded after their initial issue, they may trade at a discount from their initial offering prices depending on prevailing interest rates, the market for similar securities and other factors, including general economic conditions and our financial condition. There can be no assurance as to the liquidity of the trading market for the debt securities or that a trading market for the debt securities will develop.

Credit ratings may not reflect all risks of an investment in the debt securities and may change.

        Credit ratings may not reflect all risks associated with an investment in the debt securities. Any credit ratings applied to the debt securities are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in the credit ratings will generally affect the market value of the debt securities. The credit ratings, however, may not reflect the potential impact of risks related to structure, market or other factors discussed herein on the value of the debt securities. There is no assurance that any credit rating assigned to the debt securities will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency.

Changes in interest rates may cause the value of the debt securities to decline.

        Prevailing interest rates will affect the market price or value of the debt securities. The market price or value of the debt securities may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

The debt securities will be effectively subordinated to certain indebtedness of our corporate and partnership subsidiaries.

        The debt securities will be our unsubordinated and unsecured obligation and, unless otherwise provided with respect to a series of debt securities, will rank equally with all of our other unsecured, unsubordinated obligations. We conduct a substantial portion of our business through corporate and partnership subsidiaries. Our obligations under the debt securities will be structurally subordinate to all existing and future indebtedness and liabilities, including trade payables, of any of our corporate and partnership subsidiaries.

CERTAIN INCOME TAX CONSIDERATIONS

        The applicable prospectus supplement will describe certain Canadian federal income tax consequences to an investor of acquiring any debt securities offered thereunder, including, for investors who are non-residents of Canada, whether the payments of principal and interest, if any, will be subject to Canadian non-resident withholding tax.

        The applicable prospectus supplement will also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any debt securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code), including, to the extent applicable, any such consequences relating to debt securities payable in a currency other than the U.S. dollar, issued at an original issue discount for U.S. federal income tax purposes or containing early redemption provisions or other special items.

PLAN OF DISTRIBUTION

        We may offer and sell debt securities to or through underwriters or dealers and also may sell debt securities directly to purchasers or through agents. These debt securities may be offered and sold in Canada, the United States and elsewhere where permitted by law.

        The distribution of debt securities of any series may be effected from time to time in one or more transactions:

  •
  at a fixed price or prices, which may be changed;

  •
  at market prices prevailing at the time of sale; or

  •
  at prices related to such prevailing market prices to be negotiated with purchasers.

        In connection with the sale of debt securities, underwriters may receive compensation from us or from purchasers of debt securities for whom they may act as agents in the form of concessions or commissions. Underwriters, dealers and agents that participate in the distribution of debt securities may be deemed to be underwriters and any commissions received by them from us and any profit on the resale of debt securities by them may be deemed to be underwriting commissions under the United States Securities Act of 1933, as amended (the "Securities Act").

        The prospectus supplement relating to each series of debt securities will also set forth the terms of the offering of the debt securities, including to the extent applicable, the initial offering price, our proceeds from the offering, the underwriting concessions or commissions, and any other discounts or concessions to be allowed or reallowed to dealers. Underwriters with respect to each series sold to or through underwriters will be named in the prospectus supplement relating to such series.

        Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of debt securities may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

        Each series of debt securities will be a new issue of securities with no established trading market. Unless otherwise specified in a prospectus supplement relating to a series of debt securities, the debt securities will not be listed on any securities exchange or on any automated dealer quotation system. Certain broker-dealers may make a market in the debt securities, but will not be obligated to do so and may discontinue any market making at any time without notice. We cannot assure you that any broker-dealer will make a market in the debt securities of any series or as to the liquidity of the trading market, if any, for the debt securities of any series.

INTEREST COVERAGE

        The following sets forth our interest coverage ratios calculated for the twelve month period ended December 31, 2005 based on audited financial information and June 30, 2006 based on unaudited financial information. The interest coverage ratios set out below have been prepared and included in this prospectus in accordance with Canadian disclosure requirements and have been calculated based on information prepared in accordance with Canadian GAAP. The interest coverage ratios set out below do not purport to be indicative of interest coverage ratios for any future periods. The interest coverage ratios do not give effect to the debt securities offered by this prospectus since the aggregate principal amount of debt securities that will be issued hereunder and the terms of issue are not presently known.

	December 31, 2005	June 30, 2006
Interest coverage on long-term debt:
Net earnings	13.0 times	22.5 times
Cash flow	20.9 times	24.3 times

        Interest coverage on long-term debt on a net earnings basis is equal to net earnings before interest on long-term debt and income taxes divided by interest expense on long-term debt. Interest coverage on long-term debt on a cash flow basis is equal to cash flow before interest expense on long-term debt and cash income taxes divided by interest expense on long-term debt. For purposes of calculating the interest coverage ratios set forth herein, long-term debt includes the current portion of long-term debt.

        Further information with respect to our net earnings and cash flow may be found in our consolidated statements of earnings and our consolidated statements of cash flows incorporated by reference herein.

LEGAL MATTERS

        Unless otherwise specified in the prospectus supplement relating to a series of debt securities, certain legal matters relating to Canadian law will be passed upon for us by Macleod Dixon LLP, Calgary, Alberta, Canada. Certain legal matters in connection with the offering relating to United States law will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. In addition, certain legal matters relating to United States law will be passed upon for any underwriters, dealers or agents by Shearman & Sterling LLP, Toronto, Ontario, Canada and New York, New York.

        The partners and associates of Macleod Dixon LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP as a group beneficially own, directly or indirectly, less than 1% of any class of our securities.

EXPERTS

        The audited comparative consolidated financial statements incorporated by reference in this prospectus have been so incorporated in reliance on the audit reports which are also incorporated by reference in this prospectus, of PricewaterhouseCoopers LLP, Chartered Accountants, as experts in auditing and accounting.

        Information relating to our reserves in the Annual Information Form dated February 17, 2006 was calculated based on evaluations of and reports on our crude oil and natural gas reserves conducted and prepared by GLJ Petroleum Consultants Ltd., McDaniel & Associates Consultants Ltd., Netherland, Sewell & Associates, Inc. and DeGolyer and MacNaughton as independent qualified reserves evaluators. The principals of each of GLJ Petroleum Consultants Ltd., McDaniel & Associates Consultants Ltd., Netherland, Sewell & Associates, Inc. and DeGolyer and MacNaughton, in each case, as a group own beneficially, directly or indirectly, less than 1% of any class of our securities.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus is a part insofar as required by the SEC's Form F-9:

  •
  the documents listed in the fourth paragraph under "Where You Can Find More Information" in this prospectus;

  •
  the consent of our accountants, PricewaterhouseCoopers LLP;

  •
  the consent of our counsel, Macleod Dixon LLP;

  •
  the consents of our independent qualified reserves evaluators, GLJ Petroleum Consultants Ltd., McDaniel & Associates Consultants Ltd., Netherland, Sewell & Associates, Inc. and DeGoyler and MacNaughton;

  •
  powers of attorney from our directors and officers;

  •
  the form of trust indenture relating to the debt securities; and

  •
  the statement of eligibility of the trustee on Form T-1.

CONSENT OF PRICEWATERHOUSECOOPERS LLP

        We have read the short form prospectus of EnCana Corporation (the "Company") dated September 22, 2006 relating to the issue and sale of up to US$2,000,000,000 debt securities of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of EnCana Corporation on the balance sheets of EnCana Corporation as at December 31, 2005 and 2004 and the statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2005. Our report is dated February 6, 2006.

(Signed) "PricewaterhouseCoopers LLP"

Chartered Accountants
Calgary, Alberta
September 22, 2006

US$1,500,000,000

US$700,000,000 5.90% Notes Due 2017
US$800,000,000 6.50% Notes Due 2038

PROSPECTUS SUPPLEMENT NOVEMBER 28, 2007

Citi
UBS Investment Bank

CIBC World Markets

ABN AMRO Incorporated
Banc of America Securities LLC
BNP PARIBAS
Deutsche Bank Securities
HSBC
Lazard Capital Markets

Barclays Capital
Credit Suisse
Goldman, Sachs & Co.
JPMorgan
Lehman Brothers
Merrill Lynch & Co.
Morgan Stanley
RBC Capital Markets
Scotia Capital
Wachovia Securities

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IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS
TABLE OF CONTENTS
FORWARD-LOOKING STATEMENTS
SUMMARY OF THE OFFERING
ENCANA CORPORATION
RECENT DEVELOPMENTS
USE OF PROCEEDS
SELECTED FINANCIAL AND OPERATING INFORMATION
CONSOLIDATED CAPITALIZATION
CREDIT RATINGS
INTEREST COVERAGE
DESCRIPTION OF THE NOTES
CERTAIN INCOME TAX CONSIDERATIONS
UNDERWRITING
LEGAL MATTERS
EXPERTS
DOCUMENTS INCORPORATED BY REFERENCE
TABLE OF CONTENTS
ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
FORWARD-LOOKING STATEMENTS
ENCANA CORPORATION
USE OF PROCEEDS
DESCRIPTION OF DEBT SECURITIES
RISK FACTORS
CERTAIN INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
INTEREST COVERAGE
LEGAL MATTERS
EXPERTS
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
CONSENT OF PRICEWATERHOUSECOOPERS LLP